

Consistency, Progress and Outstanding Performance



2003 ANNUAL REPORT

Operations, Asset Quality, Predictability, and Financial Strength



UNITED DOMINION
Realty Trust

Consistent and Above Average Results...

2003 ACCOMPLISHMENTS

1. Provided a total shareholder return of 25%
2. Extended our uninterrupted series of annual dividend increases to 27 years by raising our dividend by 3% to $1.14 per share
3. Became the only multifamily REIT to be included in the S&P MidCap 400 Index
4. Acquired 5,220 apartment homes in 20 communities and sold 1,927 apartment homes in 7 communities as part of our strategy to reposition our portfolio and improve asset quality
5. Delivered growth in funds from operations (FFO) that was third on a per-share basis among our peer group of 16 apartment REITs
6. We were upgraded by Standard & Poor's Rating Services to a BBB rating with a Stable outlook, and by Moody's Investors Service to a Positive outlook on an existing Baa3 rating
7. Raised $256 million of new equity at an average price of $16.92 per share
8. Issued $325 million of senior unsecured notes with a weighted average interest rate of 4.6% and redeemed $150 million of outstanding debt securities with a weighted average interest rate of 8.1%
9. Refinanced our revolving credit facility and expanded it to $500 million
10. Introduced an electronic purchasing system, invoice and purchase order management program that enables onsite associates to devote more time to resident relationships
11. Reduced associate turnover by 15%



UNITED DOMINION
Realty Trust

The Ability to Deliver...

GUIDING PRINCIPLES

Own and operate middle-market apartments across a national platform, thus enhancing stability and predictability of returns to our shareholders

Manage real estate cycles by taking an opportunistic approach to buying, selling and building apartment communities

Empower site associates to manage our communities efficiently and effectively

Measure and reward associates based on specific performance targets

Manage our capital structure to ensure predictability of earnings and dividends



Corporate Headquarters — Regional Offices
Executive Office — Cities with >1,000 Homes





TABLE OF CONTENTS

1 Financial Highlights
2 Letter to Shareholders
6 Operations
7 Asset Quality
9 Predictability
10 Financial Strength
12 Glossary of Terms
13 Financial Section
50 General Information
IBC Directors and Officers

UNITED DOMINION
Realty Trust

United Dominion Realty Trust (NYSE:UDR), founded in 1972, is the fourth largest multi-family real estate investment trust (REIT) in the country and is included in the S&P MidCap 400 Index. The company owns and operates 76,244 apartment homes in 264 communities, encompassing 55 markets throughout 19 states. Our 2,000 associates provide service to approximately 250,000 residents living in our apartment communities each year. In its 31-year history, the company has provided a total annualized return to our shareholders of 17.6% and has increased the dividend each of the last 27 years. Management is focused on becoming the best operator of middle-market apartment homes in the country, with a strong balance sheet, low risk profile and high asset quality. We believe that this strategy will deliver consistent, outstanding returns to our shareholders.


The Arbors At Lee Vista, Orlando, FL


Britton Woods, Dublin, OH


Alexander Court
Alexander Court, Reynoldsburg, OH


Oaks at Weston, Morrisville, NC


The Mandolin, Euless, TX


Dominion Harris Pond, Charlotte, NC

Year After Year

FINANCIAL HIGHLIGHTS



Funds from Operations
(Per Share)
$1.27
$1.45
$1.52
1999
2001
2003



Common Dividends
(Per Share)
$1.06
$1.08
$1.14
1999
2001
2003



Average Stock Price
(Per Share)
$10.13
$13.49
$17.36
1999
2001
2003

	Years Ended December 31,		
(In millions, except per share data and apartment homes owned)	2003	2002	2001
FOR THE YEAR			
Rental income	$ 603.4	$ 582.8	$ 549.9
Income from continuing property operations excluding depreciation (NOI)	355.8	350.5	331.7
Income before minority interests and discontinued operations	52.6	13.0	26.1
Income from discontinued operations, net of minority interests	18.8	40.7	37.2
Net income	70.4	53.2	61.8
Distributions to preferred stockholders	26.3	27.4	31.2
Net income available to common stockholders	24.8	25.8	27.1
Funds from operations—diluted[(a)]	207.6	168.8	174.6
Funds from operations with gains on the disposition of real estate developed for sale[(b)]	208.4	168.8	174.6
Common distributions declared	134.9	118.9	109.0
PER SHARE			
Earnings per common share—diluted	$ 0.21	$ 0.24	$ 0.27
Funds from operations—diluted[(a)]	1.52	1.32	1.45
Funds from operations with gains on the disposition of real estate developed for sale[(b)]	1.52	1.32	1.45
Common distributions declared	1.14	1.11	1.08
AT YEAR END			
Real estate owned, at carrying value[(c)]	$4,351.6	$3,967.5	$3,907.7
Secured debt	1,018.0	1,015.7	974.2
Unsecured debt	1,114.0	1,041.9	1,090.0
Stockholders' equity	1,163.4	1,001.3	1,042.7
Number of common shares outstanding	127.3	106.6	103.1
Number of completed apartment homes owned	76,244	74,480	77,567

(a) Funds from operations (FFO) is defined as net income [illegible] principles), excluding gains (or losses) from sales of depreciable property, [illegible] and after adjustments for unconsolidated partnerships and joint ventures. [illegible] Association of Real Estate Investment Trusts [illegible] non-recurring charge [illegible] office relocation costs, and the write down [illegible] investment in an online apartment leasing company.

(b) Gains on the disposition of real estate investments developed for sale [illegible] development [illegible] supplemental measure of performance [illegible] traditional long-term investment in real estate [illegible]

(c) Includes real estate held for investment, real estate held for disposition, and real estate under development [illegible]

Letter to Shareholders

DEAR SHAREHOLDER:

United Dominion's results this year again highlighted the fundamental strength of our company. As 2003 came to a close, we had better assets and a stronger balance sheet than ever before. This enabled us to once again increase the dividend. In fact, as you read this letter, we will have already announced a dividend increase for 2004. This makes 28 straight years of dividend increases. The tradition continues.

Our 2,000 associates delivered this strong performance despite turbulent economic and geopolitical uncertainty. Over the last three years, our country has experienced job losses of approximately 2.3 million. Quite simply, if people don't have jobs, they will not rent apartments. Low interest rates and aggressive financing programs enticed renters to move out of apartments and into single family homes. We also saw people either "doubling up" or, in the case of recent college graduates, moving back home.

These have certainly been tough times for the apartment industry. Despite these adverse trends impacting the fundamental drivers of our business, we delivered a total shareholder return of 25% in 2003. While this return was good, we look



Robert C. Larson
Chairman

Thomas W. Toomey
Chief Executive Officer and President

at a more basic measure of success—*value creation over time*. Since 2001, the management team has created shareholder value of $1.4 billion through dividends paid of $405 million and share price appreciation of $1.0 billion.

Going forward, we will continue our relentless focus on the four cornerstones of our corporate strategy that guide us in creating this value for our fellow shareholders.

Operations *Asset Quality* *Predictability* *Financial Strength*

The first cornerstone is Operations—Above all else, we are in the business of providing sales and service to the 250,000 people that live in our apartment homes each year. When a prospective resident walks through the door of one of our communities, we focus on "selling" them a quality home at a good value. Once they become our resident, we are committed to providing the best customer service in our industry.

The second is Asset Quality—We have the right real estate. Our solid, middle-market asset focus has proven its ability to endure and deliver through good and bad economic times. During this past year we purchased 20 communities and sold 7. Over the past three years we repositioned essentially 25% of our portfolio, refreshing our assets and selling communities that no longer met our investment criteria.

Improving asset quality is more than just buying and selling. It is about continually investing in our assets. This last year we spent over $53 million on our assets to make them more appealing. This level of investment will ensure that our assets will be well positioned to continue to deliver growth in the future.

The third cornerstone is Predictability—Each year, we stay true to our most important goal—to deliver a dividend that shareholders can count on. A dividend that is predictable and larger than the year before. To ensure this predictability, we maintain a portfolio of assets that is geographically diverse in markets that traditionally outperform the national economy as a whole, a resident base that is employed by diverse industries and we maintain a negative view of non-recurring transactions as part of our business.

Finally, we focus on Financial Strength—We have a strong balance sheet. A strong balance sheet means lower risk with options to access the capital markets at the right time and at the right price. This type of financial strength allows us to buy and sell apartment communities and to refinance debts as they mature.

On all four counts, we enter 2004 healthier than we have been in some time. We expect the economy to continue its recovery on a slow, steady basis. We will continue to focus on the fundamentals, and in doing so, continue to grow both the business and the dividend. Our prospects are bright with long-term demographic trends that favor the growth of the renter population.

We are supported by an involved and committed Board that has been strengthened by the addition of two highly experienced, independent directors: Tom Oliver, previously Chief Operating Officer of Worldwide Customer Operations for FedEx and most recently, Chairman and Chief Executive Officer of Six Continents Hotels; and Eric Foss, President of the Pepsi Bottling Group, North America.

Chairman Emeritus, John P. McCann, is retiring from the Board of Directors after 30 years of service to this company. One of the first four employees of United Dominion, John was a pioneer in the REIT industry and his leadership positioned the company as a truly national apartment REIT. His pledge to deliver reliable returns for our shareholders is his legacy to the company...a legacy that we have every intention of continuing to uphold.

Sincerely,

Robert C. Larson
Chairman

Thomas W. Toomey
Chief Executive Officer and President

Consistency, Progress and Outstanding Performance



Scott A. Shanaberger, W. Mark Wallis, Ella S. Neyland, Martha R. Carlin, Christopher D. Genry

THE FOUR FUNDAMENTALS

There is nothing magic about what it takes to build a great apartment REIT. The four fundamentals we pursue—operations, asset quality, predictability and financial strength—are objectives of any successful enterprise. The key difference is our intense focus on these fundamentals, in good years, in bad years, and in years such as 2003 when everything seemed to be in flux. It is this determination that allows us to produce consistently above-average results over time, while setting the stage for continued growth.

Operations

From our point of view, the true measure of success is our ability to foster relationships with the 250,000 residents who live in our communities. To be successful, we must develop a customer-focused sales and service organization to cultivate and strengthen these relationships. We must be highly effective at persuading potential residents to join us. We must meet or exceed their expectations once they move in.



We continue to take steps toward developing a more sales and service focused culture. We formed a Service Advisory Committee comprised of our best service managers from across the country. They have focused on improving the quality and consistency of service to our residents and on hiring and developing our service associates.



We want to increase our focus on creating a sales culture to drive qualified traffic and improve the skills of our sales associates in closing the deal.

— Martha Carlin

We have improved our use of the internet to drive traffic, standardized our marketing and collateral materials and improved our sales tracking tools. All of these investments will pay dividends in the future.

We have significantly increased our associate training and development during 2003. Additionally, we have added a Vice President of Talent Acquisition to build new channels of talent into the company. Hiring and retaining the best talent is critical to providing the highest level of customer service. These combined efforts paid off in a 15% reduction in our associate turnover.

Monthly Average Rent
(Same Communities)


$631
$698
$699
1999
2001
2003

Asset Quality

We continued our strategy of improving the quality and reducing the average age of our apartment homes by selling older, less productive communities and acquiring newer ones. However, apartment age can be deceptive. For us, the condition and location of an apartment community is more important than its age. We look for what we call low mileage apartments. Like cars, low mileage apartments are cleaner, easier to maintain and more cost-effective to run. They are more predictable and less prone to sudden breakdown. In short, we are concerned with the quality of our assets, not simply their age.



Each day, our team of acquisition, development and rehab professionals combine years of experience with a vision of quality to find unique apartment communities to add to our portfolio. This commitment to quality will provide the platform that will enable us to deliver consistent returns for years to come.

— Mark Wallis

Asset Quality *continued*

Our focus on quality also explains why we consistently reinvest in our assets. In 2003, we invested $464 per home on asset preservation projects such as flooring, appliance and roof replacements in addition to the $546 per home on normal repairs and maintenance. We also committed $15.4 million to upgrading kitchens and baths and installing more efficient heating and cooling systems and another $16.9 million on development and major renovations. These types of investments enhance the appeal of our apartments, positioning us to increase our occupancy and rents. We believe that reinvestment is such an important element in our strategy that we created a new position, an Executive Vice President for Asset Quality and asked Richard Giannotti, an 18-year veteran of our company, to oversee this activity.

Our asset quality strategy also drives our portfolio repositioning. In 2003, we acquired 5,220 apartment homes in 20 communities and sold 1,927 apartment homes in 7 communities. Repositioning also gives us the opportunity to realize gains on our investments and recycle our capital. For instance, in 2003, we sold 7 apartment communities in slow-growth markets for $89 million, and we realized a gain of approximately $16 million.

Our strategy of repositioning our portfolio and significantly improving the quality of our assets has led to changing out 25% of our portfolio of assets over the past 3 years.

Same Community NOI by State
(Percentage)


17.3% Texas
15.4% Florida
14.3% North Carolina
11.9% California
8.5% Virginia
4.8% Arizona
4.5% Ohio
4.4% Maryland
3.7% Tennessee
3.0% Michigan
2.3% Washington
2.1% South Carolina
1.9% Georgia
1.2% District of Columbia
4.7% Other



Our balance sheet gives us a strong financial foundation to continue to support dividend growth. We can access capital markets on a timely, cost effective basis as needed to acquire communities and fund debt maturities.

— Ella Neyland

Predictability

We invest in housing, one of the basic human needs. We focus on middle-market apartments which 75% of renters can afford. We have found these to be more resilient in economic downturns and to have potential for higher returns through increased investment. From our point of view this is the sweet spot.

The predictability of our dividend is also enhanced by the fact that we diversify our portfolio across a range of markets and employment base. Currently, no single market provides more than 6.5% of our net operating income and no industry employs more than 17% of our residents. This strategy buffers us against regional economic shifts, while assuring that the employment base of our residents is also diverse.

Excessive diversification can, however, spread an organization too thin, creating operating inefficiencies and tying that organization to slow-growth markets. Accordingly, we have steadily exited a number of markets and reduced our presence in others, as the opportunity arose. This year, we left low-growth apartment markets where the cost of renting compared unfavorably to the cost of homeownership. At the same time, we expanded our presence in stronger markets, especially in California, where we gained over 3,000 apartment homes, and in the Northern Virginia/Washington, D.C. area, where we added almost 1,000 apartment homes.

Resident Job Categories
(Percentage)



16.9% Professional
15.1% Service Industry
8.7% Retail Trade
8.6% Student
6.1% Construction
5.4% Education
5.1% Finance
4.8% Manufacturing
4.1% Government
3.9% Military
21.3% Other



We are increasingly focused on bringing the right people into the organization, giving them the tools they need to be effective in their roles, actively seeking their input on how we can improve our service to customers, and implementing the best of their collective intelligence in our process enhancements.

— Chris Genry

Predictability *continued*

Our approach to achieving optimal portfolio diversification is both opportunistic and deliberate. We move carefully to achieve more meaningful diversification while avoiding unnecessary risk and dilution to earnings. Currently we are in 55 markets, down from 62 just 2 years ago. Ultimately, our goal is to focus on 25 to 30 growth markets.


Total
Market Capitalization
(In Billions)
$5.0
$2.6
$4.0
$1.6
$3.4
$1.1
$2.1
$2.1
$2.1
1999
2001
2003
Common Equity
Preferred Equity
Total Debt

Financial Strength

We increased our financial strength and flexibility by expanding our pool of unencumbered assets, spreading out our debt maturities and increasing our fixed charge coverage ratio.

We have over $4.4 billion of real estate assets, of which $2.8 billion, or 64%, are unencumbered. Over the past few years, we have taken advantage of the low interest rate environment to restructure our debt and to smooth our maturity schedule so that no more than 14% of our debt will mature in any one year. This year we issued $325 million of senior unsecured notes with a weighted average interest rate of 4.6% and redeemed $150 million of outstanding debt securities with a weighted average interest rate of 8.1%.



The corporate services team continues to reposition itself for the future by improving its processes and upgrading its systems to reduce paper-work. This has enabled our community level operations teams to focus more on providing sales and service to our customers.

— Scott Shanaberger

We also raised $256 million in new equity this year at an average price of $16.92 per share.

In the process, we have improved our fixed charge coverage ratio from 2.2x to 2.4x. We have also refinanced our revolving credit facility and expanded it to $500 million. We now have approximately $850 million available to us under various credit facilities.

The efforts we have made to improve our balance sheet have been recognized by the rating agencies. This year, Standard and Poor's raised their rating on our debt to BBB and preferred securities to BBB- with a stable outlook, and Moody's improved our Baa3 rating to a positive outlook. These actions have effectively lowered our long-term cost of borrowing between 15 and 25 basis points.

THE BURTONS: THIRTY-YEAR UNITED DOMINION SHAREHOLDERS

In 1973, Dr. John Burton, a Richmond, Virginia dentist, and his wife Juliet, were a few years shy of reaching 50. Having raised three boys and a girl, they began to think about preparing for their retirement. Among their investment decisions: the purchase of 665 shares in United Dominion Realty Trust. Thirty years later, they remain loyal shareholders.

"I've been well pleased with the company and would recommend it to anyone," says Juliet Burton, now 77 years old and the grandmother of 10. Mrs. Burton lives in her own apartment at the Masonic Home of Virginia, while her husband of 59 years lives in the community's Alzheimer's facility. She visits him every day. Mrs. Burton makes it a practice to read all the material she receives from the company carefully and plans to attend the shareholder meeting this year.



GLOSSARY OF TERMS

BASIS POINT—A unit of measure for interest yields and rates equivalent to one one-hundredth of one percent. One hundred basis points equals one percent.

DISCONTINUED OPERATIONS—Properties that have been sold subsequent to January 1, 2002, or are held for disposition subsequent to January 1, 2002. Properties classified as real estate held for disposition generally represent properties that are under contract for sale and are expected to close within the next twelve months. The operating results of these properties have been segregated in the Consolidated Statements of Operations, and the assets and liabilities of these properties have been segregated on the Consolidated Balance Sheets.

FIXED CHARGE COVERAGE RATIO—United Dominion calculates this ratio with the numerator equal to net operating income adjusted for minority interests and non-recurring charges and a denominator of interest expense and preferred dividends.

FUNDS FROM OPERATIONS (FFO)—The most commonly accepted and reported measure of REIT operating performance. Defined as net income (computed in accordance with generally accepted accounting principles), excluding gains and losses from sales of depreciable property, adding back real estate depreciation and amortization, less preferred dividends, and after adjustments for unconsolidated partnerships and joint ventures.

MIDDLE-MARKET APARTMENTS—United Dominion defines these apartments as those that have rental rates that 75% of apartment residents can afford.

NET OPERATING INCOME (NOI)—Earnings before interest, taxes, depreciation, and amortization.

REAL ESTATE INVESTMENT TRUST (REIT)—A REIT is a company dedicated to owning and, in most cases, operating income-producing real estate, such as apartments, shopping centers, offices and warehouses. Authorized by the Real Estate Investment Act of 1960, REITs were established to stimulate investment in real estate by offering small investors the opportunity to pool their investments to gain the benefits of both real estate ownership and professional real estate management. As a general rule, REITs will be exempt from federal income taxation to the extent they distribute their taxable income to shareholders as dividends.

SAME COMMUNITIES—Those communities that were both owned and stabilized as of the beginning of the previous calendar year, and remain in the portfolio at the measurement date.

TOTAL MARKET CAPITALIZATION—The total market value of a REITs outstanding common stock and indebtedness.

TOTAL SHAREHOLDER RETURN—A stock's dividend income plus capital appreciation, before taxes and commission, and after considering the reinvestment of dividends.

FINANCIAL TABLE OF CONTENTS

14 Selected Financial Data

16 Management's Discussion and Analysis of Financial Condition and Results of Operations

28 Report of Independent Auditors

29 Consolidated Balance Sheets

30 Consolidated Statements of Operations

31 Consolidated Statements of Cash Flows

32 Consolidated Statements of Stockholders' Equity

34 Notes to Consolidated Financial Statements

50 General Information

IBC Board of Directors and Senior Officers

Selected Financial Data

UNITED DOMINION REALTY TRUST, INC.

	Years Ended December 31,				
(In thousands, except per share data and apartment homes owned)	2003	2002	2001	2000	1999
OPERATING DATA[c]					
Rental income	$ 603,367	$ 582,823	$ 549,890	$ 523,172	$ 482,821
Income before minority interests and discontinued operations	52,585	12,995	26,091	17,088	28,133
Income from discontinued operations, net of minority interests	18,801	40,678	37,230	59,586	65,937
Net income	70,404	53,229	61,828	76,615	93,622
Distributions to preferred stockholders	26,326	27,424	31,190	36,891	37,714
Net income available to common stockholders	24,807	25,805	27,142	42,653	55,908
Common distributions declared	134,876	118,888	108,956	110,225	109,607
Weighted average number of common shares outstanding—basic	114,672	106,078	100,339	103,072	103,604
Weighted average number of common shares outstanding—diluted	115,648	106,078	100,339	103,072	103,604
Weighted average number of common shares, OP Units, and common stock equivalents—diluted	136,975	127,838	120,728	123,005	124,127
Per share—basic:					
Income/(loss) from continuing operations available to common stockholders, net of minority interests	$ 0.06	$ (0.14)	$ (0.10)	$ (0.16)	$ (0.10)
Income from discontinued operations, net of minority interests	0.16	0.38	0.37	0.57	0.64
Net income available to common stockholders	0.22	0.24	0.27	0.41	0.54
Per share—diluted:					
Income/(loss) from continuing operations available to common stockholders, net of minority interests	0.05	(0.14)	(0.10)	(0.16)	(0.10)
Income from discontinued operations, net of minority interests	0.16	0.38	0.37	0.57	0.64
Net income available to common stockholders	0.21	0.24	0.27	0.41	0.54
Common distributions declared	1.14	1.11	1.08	1.07	1.06
BALANCE SHEET DATA[c]					
Real estate owned, at carrying value	$4,351,551	$3,967,483	$3,907,667	$3,836,320	$3,953,045
Accumulated depreciation	896,630	748,733	646,366	509,405	395,864
Total real estate owned, net of accumulated depreciation	3,454,921	3,218,750	3,261,301	3,326,915	3,557,181
Total assets	3,543,643	3,276,136	3,348,091	3,453,957	3,688,317
Secured debt	1,018,028	1,015,740	974,177	866,115	1,000,136
Unsecured debt	1,114,009	1,041,900	1,090,020	1,126,215	1,127,169
Total debt	2,132,037	2,057,640	2,064,197	1,992,330	2,127,305
Stockholders' equity	1,163,436	1,001,271	1,042,725	1,218,892	1,310,212
Number of common shares outstanding	127,295	106,605	103,133	102,219	102,741

(continued)

Selected Financial Data

UNITED DOMINION REALTY TRUST, INC.

	Years Ended December 31,				
(In thousands, except per share data and apartment homes owned)	2003	2002	2001	2000	1999
OTHER DATA					
Cash Flow Data					
Cash provided by operating activities	$ 234,945	$ 229,001	$ 224,411	$ 224,160	$ 190,602
Cash (used in)/provided by investing activities	(304,217)	(67,363)	(64,055)	58,705	(103,836)
Cash provided by/(used in) financing activities	70,944	(163,127)	(166,020)	(280,238)	(105,169)
Funds from Operations[a]					
Funds from operations—basic	$ 192,938	$ 153,016	$ 159,202	$ 162,930	$ 143,070
Funds from operations—diluted	207,619	168,795	174,630	178,230	158,224
Funds from operations with gains on the disposition of real estate developed for sale—diluted[b]	208,431	168,795	174,630	178,230	158,224
Apartment Homes Owned					
Total apartment homes owned at December 31	76,244	74,480	77,567	77,219	82,154
Weighted average number of apartment homes owned during the year	74,550	76,567	76,487	80,253	85,926

(a) Funds from operations ("FFO") is defined as net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from sales of depreciable property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. This definition conforms with the National Association of Real Estate Investment Trust's definition issued in April 2002. We consider FFO in evaluating property acquisitions and our operating performance and believe that FFO should be considered along with, but not as an alternative to, net income and cash flows as a measure of our activities in accordance with generally accepted accounting principles and is not necessarily indicative of cash available to fund cash needs. For 2001, FFO includes a non-recurring charge of $8.6 million related to workforce reductions, other severance costs, executive office relocation costs, and the write down of seven undeveloped land sites along with our investment in an online apartment leasing company. For 2000, FFO includes a non-recurring charge of $3.7 million related to the settlement of litigation and an organizational charge.

(b) Gains on the disposition of real estate investments developed for sale is defined as net sales proceeds less a tax provision (such development by REITs must be conducted in a taxable REIT subsidiary) and the gross investment basis of the asset before accumulated depreciation. We consider FFO with gains (or losses) on real estate development for sale to be a meaningful supplemental measure of performance because of the short-term use of funds to produce a profit which differs from the traditional long-term investment in real estate for REITs.

(c) Reclassified to conform to current year presentation as described in Note 3 to the consolidated financial statements.

FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements include, without limitation, statements concerning property acquisitions and dispositions, development activity and capital expenditures, capital raising activities, rent growth, occupancy, and rental expense growth. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of United Dominion Realty Trust, Inc. to be materially different from the results of operations or plans expressed or implied by such forward-looking statements. Such factors include, among other things, unanticipated adverse business developments affecting us, or our properties, adverse changes in the real estate markets and general and local economies and business conditions. Although we believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore such statements included in this Report may not prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that the results or conditions described in such statements or our objectives and plans will be achieved.

BUSINESS OVERVIEW

We are a real estate investment trust, or REIT, that owns, acquires, renovates, develops, and manages middle-market apartment communities nationwide. We were formed in 1972 as a Virginia corporation and we changed our state of incorporation from Virginia to Maryland in June 2003. Our subsidiaries include two operating partnerships, Heritage Communities L.P., a Delaware limited partnership, and United Dominion Realty, L.P., a limited partnership which changed its state of organization from Virginia to Delaware in February 2004. Unless the context otherwise requires, all references in this report to "we," "us," "our," "the company," or "United Dominion" refer collectively to United Dominion Realty Trust, Inc. and its subsidiaries.

At December 31, 2003, our portfolio included 264 communities with 76,244 apartment homes nationwide. The following table summarizes our market information by major geographic markets (includes real estate held for disposition, real estate under development, and land, but excludes commercial properties):

	As of December 31, 2003				Year Ended December 31, 2003	
	Number of Apartment Communities	Number of Apartment Homes	Percentage of Carrying Value	Carrying Value (in thousands)	Average Physical Occupancy	Average Monthly Rental Rates
Southern California	11	2,878	7.0%	$ 302,216	95.1%	$1,041
Dallas, TX	15	5,311	6.4%	277,928	95.1%	660
Houston, TX	23	6,458	6.4%	277,782	90.2%	635
Metropolitan DC	9	2,921	5.6%	244,551	95.9%	986
Phoenix, AZ	11	3,635	5.0%	218,477	91.2%	713
Orlando, FL	14	4,140	4.9%	212,179	93.4%	708
Raleigh, NC	11	3,663	4.8%	207,865	93.1%	696
Tampa, FL	11	3,836	4.4%	188,616	93.0%	710
Arlington, TX	10	3,465	3.7%	160,674	94.3%	655
Columbus, OH	6	2,530	3.5%	150,684	93.6%	677
Monterey Peninsula, CA	9	1,704	3.4%	149,565	92.7%	926
San Francisco, CA	4	980	3.3%	142,044	95.5%	1,501
Charlotte, NC	10	2,711	3.2%	140,574	94.5%	602
Richmond, VA	9	2,636	3.0%	132,022	94.4%	712
Nashville, TN	8	2,220	2.8%	122,210	92.9%	657
Greensboro, NC	8	2,123	2.4%	105,923	93.5%	579
Wilmington, NC	6	1,868	2.1%	92,231	91.9%	627
Baltimore, MD	7	1,470	2.1%	91,451	95.8%	898
Atlanta, GA	6	1,426	1.7%	73,437	91.0%	655
Columbia, SC	6	1,584	1.5%	63,747	92.9%	600
Jacksonville, FL	3	1,157	1.4%	59,993	95.9%	679
Norfolk, VA	6	1,438	1.3%	55,687	96.2%	730
Lansing, MI	4	1,226	1.2%	51,778	93.5%	653
Seattle, WA	3	628	0.8%	34,627	93.3%	737
Other Western	5	2,398	3.6%	153,744	90.4%	804
Other Pacific	8	2,275	2.9%	125,456	91.0%	751
Other Southwestern	7	1,795	2.3%	99,902	88.8%	670
Other Florida	7	1,825	2.1%	92,451	94.2%	736
Other North Carolina	8	1,893	1.8%	77,014	94.7%	577
Other Southeastern	4	1,393	1.6%	70,926	90.8%	578
Other Midwestern	8	1,357	1.6%	68,912	93.3%	667
Other Mid-Atlantic	5	928	1.0%	43,683	94.9%	838
Other Northeastern	2	372	0.4%	18,401	95.4%	711
Real Estate Under Development	—	—	0.5%	22,592	—	—
Land	—	—	0.3%	11,606	—	—
Total	264	76,244	100.0%	$4,340,948	93.2%	$ 717

LIQUIDITY AND CAPITAL RESOURCES

Liquidity is the ability to meet present and future financial obligations either through the sale or maturity of existing assets or by the acquisition of additional funds through capital management. Both the coordination of asset and liability maturities and effective capital management are important to the maintenance of liquidity. Our primary source of liquidity is our cash flow from operations as determined by rental rates, occupancy levels, and operating expenses related to our portfolio of apartment homes. We routinely use our unsecured bank credit facility to temporarily fund certain investing and financing activities prior to arranging for longer-term financing. During the past several years, proceeds from the sale of real estate have been used for both investing and financing activities.

We expect to meet our short-term liquidity requirements generally through net cash provided by operations and borrowings under credit arrangements. We expect to meet certain long-term liquidity requirements such as scheduled debt maturities, the repayment of financing on development activities, and potential property acquisitions, through long-term secured and unsecured borrowings, the disposition of properties, and the issuance of additional debt or equity securities. We believe that our net cash provided by operations will continue to be adequate to meet both operating requirements and the payment of dividends by the company in accordance with REIT requirements in both the short- and long-term. Likewise, the budgeted expenditures for improvements and renovations of certain properties are expected to be funded from property operations.

We have a shelf registration statement filed with the Securities and Exchange Commission which provides for the issuance of up to an aggregate of $1 billion in common shares, preferred shares, and debt securities to facilitate future financing activities in the public capital markets. Throughout 2003, we completed various financing activities under our $1 billion shelf registration statement. These activities are summarized in the section titled "Financing Activities" that follows. As of December 31, 2003, approximately $506.3 million of equity and debt securities remained available for use under the shelf registration statement. Access to capital markets is dependent on market conditions at the time of issuance. In January 2004, we sold $75 million of 5.13% senior unsecured notes due January 2014 under our $1 billion shelf registration statement. The net proceeds of $73.9 million from the issuance were used to repay secured and unsecured debt obligations maturing in the first quarter of 2004.

In July 2003, we entered into a sales agreement pursuant to which we may issue and sell through an agent up to a total of five million shares of common stock from time to time in "at the market offerings," as defined in Rule 415 of the Securities Act of 1933. These sales will be made under our $1 billion shelf registration statement. The sales price of the common stock will be no lower than the minimum price designated by us prior to the sale. As of December 31, 2003, we had not sold any shares of common stock pursuant to the sales agreement.

In June 2003, Moody's Investors Service upgraded our rating outlook to Positive from Stable with senior unsecured debt rated at Baa3 and preferred stock rated at Ba1. In September 2003, Standard & Poor's Rating Services upgraded the rating on our senior unsecured debt to BBB, our preferred stock to BBB–, and our corporate credit rating to BBB/Stable outlook.

In November 2003, we increased our medium-term note program from $300 million to $500 million.

FUTURE CAPITAL NEEDS

Future development expenditures are expected to be funded primarily through joint ventures, with proceeds from the sale of property, with construction loans and, to a lesser extent, with cash flows provided by operating activities. Acquisition activity in strategic markets is expected to be largely financed through the issuance of equity and debt securities, the issuance of operating partnership units, the assumption or placement of secured and/or unsecured debt, and by the reinvestment of proceeds from the sale of property in non-strategic markets.

During 2004, we have approximately $46.8 million of secured debt and $101.1 million of unsecured debt maturing and we anticipate repaying that debt with proceeds from borrowings under our secured or unsecured credit facilities, or the issuance of new unsecured debt securities or equity.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our critical accounting policies are those having the most impact on the reporting of our financial condition and results and those requiring significant judgments and estimates. These policies include those related to (1) capital expenditures, (2) impairment of long-lived assets, (3) derivatives and hedging activities, and (4) real estate investment properties. With respect to these critical accounting policies, we believe that the application of judgments and assessments is consistently applied and produces financial information that fairly depicts the results of operations for all periods presented.

Capital Expenditures

In conformity with accounting principles generally accepted in the United States, we capitalize those expenditures related to acquiring new assets, materially enhancing the value of an existing asset, or substantially extending the useful life of an existing asset. Expenditures necessary to maintain an existing property in ordinary operating condition are expensed as incurred.

During 2003, $53.1 million or $714 per home was spent on capital expenditures for all of our communities, excluding development and commercial properties. These capital improvements included turnover related expenditures for floor coverings and appliances, other recurring capital expenditures such as HVAC equipment, roofs, siding, parking lots, and other non-revenue enhancing capital expenditures, which aggregated $34.5 million or $464 per home. In addition, revenue enhancing capital expenditures, including water sub-metering, the initial installation of microwaves or washer-dryers, and extensive interior upgrades totaled $15.4 million or $207 per home and major renovations totaled $3.2 million or $43 per home for the year ended December 31, 2003.

The following table outlines capital expenditures and repair and maintenance costs for all of our communities, excluding real estate under development and commercial properties for the periods presented:

	Year Ended December 31, (dollars in thousands)			Year Ended December 31, (per home)		
	2003	2002	% Change	2003	2002	% Change
Turnover capital expenditures	$15,044	$16,474	(8.7)%	$ 202	$ 216	(6.5)%
Other recurring capital expenditures	19,478	15,867	22.8%	262	209	25.4%
Total recurring capital expenditures	34,522	32,341	6.7%	464	425	9.2%
Revenue enhancing improvements	15,408	9,405	63.8%	207	124	66.9%
Major renovations	3,216	1,081	197.5%	43	14	207.1%
Total capital improvements	$53,146	$42,827	24.1%	$ 714	$ 563	26.8%
Repair and maintenance	40,615	40,078	1.3%	546	527	3.6%
Total expenditures	$93,761	$82,905	13.1%	$1,260	$1,090	15.6%

Total capital improvements increased $10.3 million or $151 per home in 2003 compared to 2002. We will continue to selectively add revenue enhancing improvements which we believe will provide a return on investment substantially in excess of our cost of capital. Recurring capital expenditures during 2004 are currently expected to be approximately $470 per home.

Impairment of Long-Lived Assets

We record impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by the future operation and disposition of those assets are less than the net book value of those assets. Our cash flow estimates are based upon historical results adjusted to reflect our best estimate of future market and operating conditions and our estimated holding periods. The net book value of impaired assets is reduced to fair market value. Our estimates of fair market value represent our best estimate based upon industry trends and reference to market rates and transactions.

We review the carrying value of our portfolio of assets on a regular basis. During 2002, we pursued our strategy of exiting markets where long-term growth prospects are limited. As a result, 25 apartment communities were placed under contract and two of these assets were ultimately sold at net selling prices below their net book values. Accordingly, we recorded an aggregate $2.3 million impairment loss for the write down of a portfolio of apartment communities in Memphis, Tennessee. In 2001, in connection with our analysis of the carrying value of all undeveloped land parcels, we recognized an aggregate $2.8 million impairment loss on seven undeveloped sites in selected markets. An impairment loss was indicated as a result of the net book value of the assets being greater than the estimated fair market value less the cost of disposal.

Derivatives and Hedging Activities

We use derivative financial instruments in the normal course of business to reduce our exposure to fluctuations in interest rates. As of December 31, 2003, we had five interest rate swap agreements with a notional value aggregating $68.5 million that are used to fix the interest rate on a portion of our variable rate debt. These derivatives qualify for hedge accounting as discussed in Note 1 to our consolidated financial statements. While we intend to continue to meet the conditions for hedge accounting, if a particular interest rate swap does not qualify as highly effective, any change in the fair value of the derivative used as a hedge would be reflected in current earnings. Furthermore, should any change in management strategy, or any other circumstance, cause an existing highly effective hedge to become ineffective, the accumulated loss or gain in the value of the derivative instrument since its inception may be required to be immediately reclassified from the stockholders' equity section of the balance sheet to the income statement.

Interest rate swaps, where we effectively make fixed rate payments and receive variable rate payments to eliminate our variable rate exposure, are entered into to manage the interest rate risk in our existing balance sheet mix. These instruments are valued using the market standard methodology of netting the discounted future variable cash receipts and the discounted expected fixed cash payments. The variable cash flow streams are based on an expectation of future interest rates derived from observed market interest rate curves. We have not changed our methods of calculating these fair values or developing the underlying assumptions. The values of these derivatives will change over time as cash receipts and payments are made and as market conditions change. Any event that impacts the level of actual and expected future interest rates will impact our swap valuations. The fair value of our existing swap portfolio is likely to fluctuate from year to year based on changing levels of interest rates and shortening swap terms to maturity. Information about the fair values, notional amounts, and contractual terms of our interest rate swaps can be found in Note 8 to our consolidated financial statements and the section titled "Interest Rate Risk" that follows.

Potential losses are limited to counterparty risk in situations where we are owed money; that is, when we hold contracts with positive fair values. We do not expect any losses from counterparties failing to meet their obligations as the counterparties are highly rated credit quality U.S. financial institutions and we believe that the likelihood of realizing material losses from counterparty non-performance is remote. At December 31, 2003, we had unrealized losses totaling $1.6 million on derivative transactions, which if terminated, would require a cash outlay. We presently have no intention to terminate these contracts. There are no credit concerns related to our obligations and we expect to meet those obligations without default.

Real Estate Investment Properties

We purchase real estate investment properties from time to time and allocate the purchase price to various components, such as land, buildings, and intangibles related to in-place leases and customer relationships in accordance with FASB Statement No. 141, *"Business Combinations."* The purchase price is allocated based on the relative fair value of each component. The fair value of buildings is determined as if the buildings were vacant upon acquisition and subsequently leased at market rental rates. As such, the determination of fair value considers the present value of all cash flows expected to be generated from the property including an initial lease up period. We determine the fair value of in-place leases by assessing the net effective rent and remaining term of the lease relative to market terms for similar leases at acquisition. The fair value of in-place leases is recorded and amortized as amortization expense over the remaining contractual lease period. We determine the fair value of in-place leases by considering the cost of acquiring similar leases, the foregone rents associated with the lease-up period, and the carrying costs associated with the lease-up period.

The following discussion explains the changes in net cash provided by operating and financing activities and net cash used in investing activities that are presented in our Consolidated Statements of Cash Flows.

OPERATING ACTIVITIES

For the year ended December 31, 2003, our cash flow provided by operating activities was $234.9 million compared to $229.0 million for 2002. During 2003, the increase in cash flow from operating activities resulted primarily from a $15.8 million decrease in interest expense and an overall increase in operating liabilities primarily due to increased trade payables and an increase in unsecured interest payable as a result of different payment terms on new financings. These increases in cash flow were partially offset by a $15.5 million decrease in property operating income resulting from the overall decrease in our apartment community portfolio (see discussion under "Apartment Community Operations") and a reduced level of collections on escrows due to lower refinancing activities.

INVESTING ACTIVITIES

For the year ended December 31, 2003, net cash used in investing activities was $304.2 million compared to $67.4 million for 2002. Changes in the level of investing activities from period to period reflects our strategy as it relates to our acquisition, capital expenditure, development, and disposition programs, as well as the impact of the capital market environment on these activities, all of which are discussed in further detail below.

Acquisitions

For the year ended December 31, 2003, we acquired 3,514 apartment homes in 11 communities for an aggregate consideration of $347.7 million and one parcel of land for $3.1 million. In addition, we purchased the remaining 47% joint venture partners' ownership interest in nine communities with 1,706 apartment homes in Salinas and Pacific Grove, California, for $76.0 million in June 2003.

During the year ended December 31, 2002, we acquired nine communities with 3,041 apartment homes and one parcel of land for approximately $267 million. In addition, in June 2002, we purchased, for approximately $52 million, the remaining two apartment communities with 644 apartment homes that were part of an unconsolidated development joint venture in which we owned a 25% interest and served as the managing partner. In August 2002, we purchased the outside partnership interest in two properties in California containing 926 apartment homes for approximately $17 million.

Consistent with our long-term strategic plan to achieve greater operating efficiencies by investing in fewer, more concentrated markets, over the last two years, we have been expanding our interests in the fast growing Southern California market. During 2004, we plan to continue to channel new investments into those markets we believe will provide the best investment returns for us over the next ten years. Markets will be targeted based upon defined criteria including past performance, expected job growth, current and anticipated housing supply and demand, and the ability to attract and support household formation.

Real Estate Under Development

Development activity is focused in core markets in which we have operations. For the year ended December 31, 2003, we invested approximately $13.6 million in development projects, down $9.2 million from our 2002 level of $22.8 million.

The following projects were under development as of December 31, 2003:

	Location	Number of Apartment Homes	Completed Apartment Homes	Cost to Date (in thousands)	Budgeted Cost (in thousands)	Estimated Cost Per Home	Expected Completion Date
2000 Post III	San Francisco, CA	24	—	$ 2,500	$ 7,000	$291,700	3Q04
Rancho Cucamonga	Los Angeles, CA	414	—	16,200	63,500	153,400	4Q05
Mandalay on the Lake	Irving, TX	369	—	3,900	28,200	76,400	1Q06
		807	—	$22,600	$98,700	$122,300	

In addition, we own six parcels of land that we continue to hold for future development that had a carrying value as of December 31, 2003 of $7.8 million. Five of the six parcels represent additional phases to existing communities as we plan to add apartment homes adjacent to currently owned communities that are in improving markets.

In December 2003, The Mandolin II, a 178 apartment home community located in Dallas, Texas, was completed. Total development costs for the project as of December 31, 2003, were $12.2 million or $68,500 per home. The community was 65.2% leased at December 31, 2003.

Development Joint Venture

In September 2002, we entered into a development joint venture with AEGON USA Realty Advisors, Inc. in which we serve as the managing member. The joint venture is expected to develop approximately eight to ten garden-style apartment communities over the next three to five years, with a total development cost of up to $210 million. The joint venture will obtain bank construction financing for 65% to 80% of total costs and will provide equity contributions for the balance of the costs with AEGON providing 80% and us providing 20%. We are serving as the developer, general contractor, and property manager for the joint venture, and have guaranteed those project development costs, excluding financing costs (including fees and interest), which exceed the defined project cost budgeted amounts for each respective project, as they come to fruition. We estimate that the likelihood of funding guarantor obligations is remote and that the impact to us would be immaterial. In June 2003, we contributed land with a carrying value of $3.8 million to the joint venture.

As of December 31, 2003, Villa Toscana, a 504 apartment home community located in Houston, Texas, was under development and total costs incurred as of December 31, 2003, were $10.8 million. Budgeted costs for the project are estimated to be approximately $28.4 million or $56,300 per apartment home. The project is anticipated to be completed in the fourth quarter of 2005.

Disposition of Investments

For the year ended December 31, 2003, we sold seven communities with 1,927 apartment homes for an aggregate consideration of $88.9 million, one parcel of land for $1.3 million, and two commercial properties for an aggregate consideration of $7.3 million. We recognized gains for financial reporting purposes of $15.9 million on these sales. Proceeds from the sales were used primarily to reduce debt.

For the year ended December 31, 2002, we sold 25 communities with a total of 6,990 apartment homes, one commercial property, and one parcel of land for an aggregate sales price of approximately $319 million and recognized gains for financial reporting purposes of $31.5 million. Proceeds from the sales were applied primarily to acquire communities and reduce debt. In addition, during the first quarter of 2002, $3.1 million in proceeds were received on the condemnation of 96 units of a community in Fresno, California that resulted in a gain of $1.2 million.

During 2004, we plan to continue to pursue our strategy of exiting markets where long-term growth prospects are limited and redeploying capital into markets that would enhance future growth rates and economies of scale. We intend to use proceeds from 2004 dispositions to acquire communities, fund development activity, and reduce debt.

FINANCING ACTIVITIES

Net cash provided by financing activities during 2003 was $70.9 million compared to net cash used in financing activities in 2002 of $163.1 million. As part of the plan to improve our balance sheet, we utilized proceeds from dispositions, equity and debt offerings, and refinancings to extend maturities, pay down existing debt, and purchase new properties.

The following is a summary of our financing activities for the year ended December 31, 2003:

- Repaid $40.0 million of secured debt and $214.6 million of unsecured debt.
- Sold 2.0 million shares of common stock at a public offering price of $15.71 per share under our $1 billion shelf registration statement in January 2003. The net proceeds of $31.2 million were used to repay debt and for general corporate purposes.
- Sold $150 million aggregate principal amount of 4.50% medium-term notes due in March 2008 in February 2003 under our medium-term note program. The net proceeds from the issuance of $149.3 million were used to repay debt.
- Negotiated a new $500 million unsecured revolving credit facility to replace our $375 million unsecured revolver and $100 million unsecured term loan in March 2003. The credit facility's interest rate is 25 and 30 basis points lower than the previous unsecured revolver and term loan, respectively.

- Sold 3.0 million shares of common stock at a public offering price of $16.97 per share under our $1 billion shelf registration statement in April 2003. The net proceeds of $49.2 million were ultimately used to acquire additional apartment communities. We sold an additional 100,000 shares of common stock at a public offering price of $16.97 per share in connection with the exercise of the underwriter's over-allotment option in May 2003. The net proceeds of $1.6 million were used for general corporate purposes.
- Exercised our right to redeem 2.0 million shares of our Series D Cumulative Convertible Redeemable Preferred Stock in May 2003. Upon receipt of our redemption notice, the shares to be redeemed were converted by the holder into 3,076,923 shares of common stock at a price of $16.25 per share.
- Issued $56.9 million of our Series E Cumulative Convertible Preferred Stock and 1,617,815 Preferred OP Units totaling $26.9 million in June 2003 as partial consideration for the purchase of four apartment communities in Southern California. Each share of Series E and each OP Unit was priced at $16.61 per share and dividends on the Series E and OP Units carry a fixed coupon of 8.0% until such time as the common share dividend is equal to or exceeds this amount for four consecutive quarters, at which time the Series E and OP Units will be entitled to receive dividends equivalent to the dividends paid to holders of our common stock.
- Sold $50 million aggregate principal amount of 4.50% medium-term notes due March 2008 in August 2003 under our medium-term note program. The net proceeds of approximately $49.9 million were used to repay amounts outstanding on our $500 million unsecured revolving credit facility.
- Sold 4.0 million shares of common stock at a public offering price of $18.40 per share under our $1 billion shelf registration statement in September 2003. The net proceeds of approximately $72.3 million were used for general corporate purposes, including funding acquisitions and development, with the balance used to reduce outstanding variable rate debt under our unsecured credit facilities. We sold an additional 600,000 shares of common stock at a public offering price of $18.40 per share in connection with the exercise of the underwriter's over-allotment option in October 2003. The net proceeds of $10.8 million were used for general corporate purposes, including funding acquisitions and development, with the remaining balance used to reduce outstanding variable rate debt under our unsecured credit facilities.
- Sold $75 million aggregate principal amount of 5.13% senior unsecured notes due January 2014 in October 2003 under our medium-term note program. The net proceeds of $74.5 million were used to repay amounts outstanding on our $500 million unsecured revolving credit facility.
- Sold $50 million aggregate principal amount of 4.25% senior unsecured notes due January 2009 in November 2003 under our medium-term note program. The net proceeds of $49.8 million were used to fund acquisitions of apartment communities.
- Exercised our right to redeem 4.0 million shares of our Series D Cumulative Convertible Redeemable Preferred Stock in December 2003. Upon receipt of our redemption notice, the shares to be redeemed were converted by the holder into 6,154,000 shares of common stock at a price of $16.25 per share.

Credit Facilities

We have four secured revolving credit facilities with Fannie Mae with an aggregate commitment of $860 million and one with Freddie Mac for $72 million. As of December 31, 2003, $676.3 million was outstanding under the Fannie Mae credit facilities leaving $183.7 million of unused capacity. The Fannie Mae credit facilities are for an initial term of ten years, bear interest at floating and fixed rates, and can be extended for an additional five years at our discretion. As of December 31, 2003, $70.7 million had been funded under the Freddie Mac credit facility leaving $1.3 million of unused capacity. The Freddie Mac credit facility is for an initial term of five years with an option for us to extend for an additional four-year term at the then market rate. As of December 31, 2003, aggregate borrowings under both the Fannie Mae and Freddie Mac credit facilities were $747 million. We have $305.9 million of the funded balance fixed at a weighted average interest rate of 6.4%. The remaining balance on these facilities is currently at a weighted average variable rate of 1.7%.

We have a $500 million three-year unsecured revolving credit facility that matures in March 2006. The credit facility replaces our $375 million unsecured revolver and $100 million unsecured term loan. If we receive commitments from additional lenders or if the initial lenders increase their commitments, we will be able to increase the credit facility to $650 million. At our option, the credit facility can be extended one year to March 2007. Based on our current credit ratings, the credit facility bears interest at a rate equal to LIBOR plus 90 basis points. As of December 31, 2003, $137.9 million was outstanding under the credit facility leaving $362.1 million of unused capacity.

The Fannie Mae and Freddie Mac credit facilities and the bank revolving credit facility are subject to customary financial covenants and limitations.

Derivative Instruments

As part of our overall interest rate risk management strategy, we use derivatives as a means to fix the interest rates of variable rate debt obligations or to hedge anticipated financing transactions. Our derivative transactions used for interest rate risk management include various interest rate swaps with indices that relate to the pricing of specific financial instruments of the company. We believe that we have appropriately controlled our interest rate risk through the use of derivative instruments. During 2003, the fair value of our derivative instruments has improved from an unfavorable $9.6 million at December 31, 2002, to an unfavorable $1.6 million at December 31, 2003. This decrease is primarily due to the maturity and settlement of eight swaps in 2003 and the normal progression of the fair market value of derivative instruments towards zero as they approach expiration.

Interest Rate Risk

We are exposed to interest rate risk associated with variable rate notes payable and maturing debt that has to be refinanced. We do not hold financial instruments for trading or other speculative purposes, but rather issue these financial instruments to finance our portfolio of real estate assets. Interest rate sensitivity is the relationship between changes in market interest rates and the fair value of market rate sensitive assets and liabilities. Our earnings are affected as changes in short-term interest rates impact our cost of variable rate debt and maturing fixed rate debt. A large portion of our market risk is exposure to short-term interest rates from variable rate borrowings outstanding under the unhedged portion of our Fannie Mae and Freddie Mac credit facilities and our bank revolving credit facility, which totaled $441.2 million and $86.4 million, respectively, at December 31, 2003. The impact on our financial statements of refinancing fixed rate debt that matured during 2003 was immaterial.

At December 31, 2003, the notional value of our derivative products for the purpose of managing interest rate risk was $68.5 million, representing interest rate swaps under which we pay a fixed rate of interest and receive a variable rate. These agreements effectively fix $68.5 million of our variable rate notes payable to a weighted average fixed rate of 8.1%. At December 31, 2003, the fair market value of the interest rate swaps was an unfavorable $1.6 million. If interest rates were 100 basis points more or less at December 31, 2003, the fair market value of the interest rate swaps would have increased or decreased approximately $0.3 million.

If market interest rates for variable rate debt average 100 basis points more in 2004 than they did during 2003, our interest expense, after considering the effects of our interest rate swap agreements, would increase, and income before taxes would decrease by $5.8 million. Comparatively, if market interest rates for variable rate debt had averaged 100 basis points more in 2003 than in 2002, our interest expense, after considering the effects of our interest rate swap agreements, would have increased, and income before taxes would have decreased by $5.3 million. If market rates for fixed rate debt were 100 basis points higher at December 31, 2003, the fair value of fixed rate debt would have decreased from $1.57 billion to $1.46 billion. If market interest rates for fixed rate debt were 100 basis points lower at December 31, 2003, the fair value of fixed rate debt would have increased from $1.57 billion to $1.58 billion.

These amounts are determined by considering the impact of hypothetical interest rates on our borrowing cost and interest rate swap agreements. These analyses do not consider the effects of the adjusted level of overall economic activity that could exist in such an environment. Further, in the event of a change of such magnitude, management would likely take actions to further mitigate our exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no change in our financial structure.

FUNDS FROM OPERATIONS

Funds from operations ("FFO") is defined as net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from sales of depreciable property, plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. We compute FFO for all periods presented in accordance with the recommendations set forth by the National Association of Real Estate Investment Trust's ("NAREIT") April 1, 2002 White Paper. Adjusted funds from operations ("AFFO") is defined as FFO less recurring capital expenditures for our stabilized portfolio of $464 per home in 2003 and $425 per home in 2002. We consider FFO and AFFO in evaluating property acquisitions and our operating performance, and believe that FFO and AFFO should be considered along with, but not as an alternative to, net income as a measure of our operating performance and liquidity. FFO does not represent cash generated from operating activities in accordance with generally accepted accounting principles and is not necessarily indicative of cash available to fund cash needs.

Historical cost accounting for real estate assets in accordance with generally accepted accounting principles implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. Thus, NAREIT created FFO as a supplemental measure of REIT operating performance that excludes historical costs depreciation, among other items, from net income based on generally accepted accounting principles. The use of FFO, combined with the required presentations, has been fundamentally beneficial, improving the understanding of operating results of REITs among the investing public and making comparisons of REIT operating results more meaningful. We generally consider FFO to be a useful measure for reviewing our comparative operating and financial performance (although FFO should be reviewed in conjunction with net income which remains the primary measure of performance) because by excluding gains or losses related to sales of previously depreciated operating real estate assets and excluding real estate asset depreciation and amortization, FFO can help one compare the operating performance of a company's real estate between periods or as compared to different companies. We believe that FFO and AFFO are the best measures of economic profitability for real estate investment trusts.

The following table outlines our FFO calculation and reconciliation to generally accepted accounting principles for the three years ended December 31, 2003 (dollars in thousands):

	2003	2002	2001
Net income	$ 70,404	$ 53,229	$ 61,828
Adjustments:			
Distributions to preferred stockholders	(26,326)	(27,424)	(31,190)
Real estate depreciation, net of outside partners' interest	161,402	148,210	132,825
Minority interests of unitholders in operating partnership	368	(970)	(732)
Real estate depreciation related to unconsolidated entities	196	471	1,105
Discontinued Operations:			
Real estate depreciation	1,556	9,519	17,381
Minority interests of unitholders in operating partnership	1,279	2,679	2,699
Net gains on sales of depreciable property	(15,941)	(32,698)	(24,714)
Funds from operations ("FFO")—basic	$192,938	$153,016	$159,202
Distributions to preferred stockholders—Series D and E (Convertible)	14,681	15,779	15,428
Funds from operations—diluted	$207,619	$168,795	$174,630
Gains on the disposition of real estate developed for sale	812	—	—
FFO with gains on the disposition of real estate developed for sale—diluted	$208,431	$168,795	$174,630
Recurring capital expenditures	(34,522)	(32,341)	(31,535)
Adjusted funds from operations ("AFFO")—diluted	$173,909	$136,454	$143,095
Weighted average number of common shares and OP Units outstanding—basic	122,589	113,077	107,741
Weighted average number of common shares, OP Units, and common stock equivalents outstanding—diluted	136,975	127,838	120,728

In the computation of diluted FFO, OP Units, outperformance partnership shares, and the shares of Series D Cumulative Convertible Redeemable Preferred Stock and Series E Cumulative Convertible Preferred Stock are dilutive; therefore, they are included in the diluted share count. In 2003, distributions to preferred stockholders exclude $19.3 million related to a premium on preferred shares repurchased.

Gains on the disposition of real estate investments developed for sale is defined as net sales proceeds less a tax provision (such development by REITs must be conducted in a taxable REIT subsidiary) and the gross investment basis of the asset before accumulated depreciation. We consider FFO with gains (or losses) on real estate developed for sale to be a meaningful supplemental measure of performance because of the short-term use of funds to produce a profit that differs from the traditional long-term investment in real estate for REITs.

The following is a reconciliation of GAAP gains on the disposition of real estate developed for sale to gross gains on the disposition of real estate developed for sale for the three years ended December 31, 2003 (dollars in thousands):

	2003	2002	2001
GAAP gains on the disposition of real estate developed for sale	$1,249	$—	$—
Less: accumulated depreciation	(437)	—	—
Gains on the disposition of real estate developed for sale	$ 812	$—	$—

FFO also does not represent cash generated from operating activities in accordance with generally accepted accounting principles, and therefore should not be considered an alternative to net cash flows from operating activities, as determined by generally accepted accounting principles, as a measure of liquidity. Additionally, it is not necessarily indicative of cash availability to fund cash needs. A presentation of cash flow metrics based on generally accepted accounting principles is as follows (dollars in thousands):

	2003	2002	2001
Net cash provided by operating activities	$ 234,945	$ 229,001	$ 224,411
Net cash used in investing activities	(304,217)	(67,363)	(64,055)
Net cash provided by/(used in) financing activities	70,944	(163,127)	(166,020)

RESULTS OF OPERATIONS

The following discussion includes the results of both continuing and discontinued operations for the periods presented.

Net Income Available to Common Stockholders 2003-vs-2002

Net income available to common stockholders was $24.8 million ($0.21 per diluted share) for the year ended December 31, 2003, compared to $25.8 million ($0.24 per diluted share) for the year ended December 31, 2002, representing a decrease of $1.0 million ($0.03 per diluted share).

The decrease in net income available to common stockholders for the year ended December 31, 2003, when compared to the same period in the prior year resulted primarily from the following items, all of which are discussed in further detail elsewhere within this Report:

- a charge of $19.3 million in 2003 for a premium on preferred share repurchases,
- $16.8 million less in gains recognized from the sale of depreciable property in 2003,
- a $15.5 million decrease in property operating income in 2003,
- a $4.2 million increase in depreciation and amortization expense in 2003, and
- a $1.4 million impairment charge taken in 2003 for the write-off of our investment in Realeum, Inc., an unconsolidated development joint venture.

These decreases in income were offset by a $15.8 million decrease in interest expense in 2003, $37.0 million less in prepayment penalties and premiums paid in 2003 for the refinancing of mortgage debt and the repurchase of unsecured debt, and a $2.3 million impairment charge taken in 2002 related to a portfolio of properties in Memphis, Tennessee.

2002-vs-2001

Net income available to common stockholders was $25.8 million ($0.24 per diluted share) for the year ended December 31, 2002, compared to $27.1 million ($0.27 per diluted share) for the prior year. The decrease in net income available to common stockholders resulted primarily from charges for prepayment penalties and premiums paid in 2002 in connection with the refinancing of mortgage debt and the repurchase of unsecured debt, aggregating $37.0 million before minority interests. These charges were partially offset by the following items, all of which are discussed in further detail elsewhere within this Report:

- an $11.4 million decrease in interest expense in 2002,
- $8.0 million more in gains recognized from the sale of depreciable property in 2002,
- a charge of $5.4 million in 2001 for restructuring,
- a $5.4 million charge in 2001 for impairment losses on real estate and investments, and
- a $4.7 million increase in property operating income in 2002.

APARTMENT COMMUNITY OPERATIONS

Our net income is primarily generated from the operation of our apartment communities. The following table summarizes the operating performance of our total apartment portfolio for each of the periods presented (dollars in thousands):

	Year Ended December 31,			Year Ended December 31,		
	2003	2002	% Change	2002	2001	% Change
Property rental income	$ 613,550	$ 627,625	(2.2)%	$ 627,625	$ 617,690	1.6%
Property operating expense*	(234,478)	(233,071)	0.6%	(233,071)	(227,820)	2.3%
Property operating income	$ 379,072	$ 394,554	(3.9)%	$ 394,554	$ 389,870	1.2%
Weighted average number of homes	74,550	76,567	(2.6)%	76,567	76,487	0.1%
Physical occupancy**	93.2%	93.0%	0.2%	93.0%	93.9%	(0.9)%

* *Excludes depreciation, amortization, and property management expenses.*
** *Based upon weighted average stabilized units.*

The decrease in total property operating income since December 31, 2002 is primarily due to an overall decrease in same community property operating income.

2003-vs-2002

Same Communities

Our same communities (those communities acquired, developed, and stabilized prior to January 1, 2002 and held on December 31, 2003, which consisted of 67,814 apartment homes) provided 89% of our property operating income for the year ended December 31, 2003.

For 2003, same community property operating income decreased 4.2% or $14.9 million compared to 2002. The overall decrease in property operating income was primarily attributable to a 1.8% or $9.9 million decrease in revenues from rental and other income and a 2.5% or $5.0 million increase in operating expenses. The decrease in revenues from rental and other income was primarily driven by a 2.2% or $12.8 million decrease in rental rates. This decrease in income was partially offset by an 11.7% or $1.7 million increase in sub-meter, gas, trash, and utility reimbursements, a 5.5% or $1.0 million decrease in concession expense, and a 1.7% or $0.7 million decrease in vacancy loss. Physical occupancy remained constant at 93.2% for both 2003 and 2002.

The increase in property operating expenses was primarily driven by a 17.6% or $1.7 million increase in insurance costs, a 4.3% or $1.4 million increase in utilities expense, a 2.4% or $0.9 million increase in repair and maintenance costs, a 3.9% or $0.8 million increase in administrative and marketing costs, a 0.7% or $0.4 million increase in personnel costs, and a 0.8% or $0.4 million increase in taxes, all of which were partially offset by a 17.6% or $0.2 million decrease in incentive compensation.

As a result of the percentage changes in property rental income and property operating expenses, the operating margin (property operating income divided by property rental income) decreased 1.6% to 61.7%.

Non-Mature Communities

The remaining 11% of our property operating income during 2003 was generated from communities that we classify as "non-mature communities" (primarily those communities acquired or developed during 2002 and 2003, sold properties, and those properties classified as real estate held for disposition). The 21 communities with 6,935 apartment homes that we acquired during 2002 and 2003 provided $30.6 million of property operating income. The seven communities with 1,927 apartment homes sold during 2003 provided $4.6 million of property operating income. In addition, our development communities, which included 972 apartment homes constructed since January 1, 2002, provided $4.8 million of property operating income during 2003, the one community with 100 apartment homes classified as real estate held for disposition provided $0.7 million of property operating income, and other non-mature communities provided $1.7 million of property operating income for the year ended December 31, 2003.

2002-vs-2001

Same Communities

Our same communities (those communities acquired, developed, and stabilized prior to January 1, 2001 and held on December 31, 2002, which consisted of 66,416 apartment homes) provided 87% of our property operating income for the year ended December 31, 2002.

In 2002, same community property operating income decreased 0.8% or $2.8 million compared to the prior year. The overall decrease in property operating income was primarily driven by a 17.1% or $5.6 million increase in vacancy loss and a 37.1% or $4.5 million increase in concessions. These decreases in income were partially offset by a 32.8% or $3.4 million increase in submeter, trash, and vacant utility reimbursements, a 0.3% or $1.7 million increase in rental rates and a 13.0% or $2.6 million increase in other income. Physical occupancy declined 0.8% to 93.3% in 2002 compared to 2001.

For 2002, property operating expenses at these same communities increased 0.9% or $1.7 million compared to 2001. This increase in property operating expenses was primarily driven by a 10.6% or $3.3 million increase in repair and maintenance costs and a 3.4% or $1.6 million increase in real estate taxes, both of which were partially offset by a 5.1% or $1.7 million decrease in utilities expense, a 40.2% or $0.9 million decrease in incentive compensation expense, and a 9.5% or $1.0 million decrease in insurance costs.

As a result of the percentage changes in property rental income and property operating expenses, the operating margin decreased 0.4% to 63.3%.

Non-Mature Communities

The remaining 13% of our property operating income during 2002 was generated from our non-mature communities (primarily those communities acquired or developed during 2001 and 2002, sold properties, and those properties classified as real estate held for disposition). The 16 communities with 4,989 apartment homes that we acquired during 2001 and 2002 provided $19.6 million of property operating income. In addition, our development communities, which included 1,238 apartment homes constructed since January 1, 2001, provided $6.7 million of property operating income during 2002. The 25 communities with 6,990 apartment homes sold during 2002 provided $18.1 million of property operating income, the two communities with 363 apartment homes classified as real estate held for disposition provided $1.9 million of property operating income, and other non-mature communities provided $4.6 million of property operating income for the year ended December 31, 2002.

REAL ESTATE DEPRECIATION AND AMORTIZATION

For the year ended December 31, 2003, real estate depreciation and amortization on both continuing and discontinued operations increased $4.2 million or 2.7% compared to the same period in 2002, regardless of the decrease in the weighted average number of apartment homes experienced from December 31, 2002 to December 31, 2003. The increase was primarily due to the newly acquired properties having a significantly higher per home cost compared to those properties that have been disposed of, and other capital expenditures.

During the year ended December 31, 2002, real estate depreciation on both continuing and discontinued operations increased $7.3 million or 4.8% compared to 2001. The increase in depreciation expense was attributable to the overall increase in the weighted average number of apartment homes as well as the impact of completed development communities, acquisitions, and capital expenditures.

INTEREST EXPENSE

For the year ended December 31, 2003, interest expense on both continuing and discontinued operations decreased $15.8 million or 11.9% from 2002 primarily due to debt refinancings, decreasing interest rates, and an overall decrease in the weighted average level of debt outstanding. For the year ended December 31, 2003, the weighted average amount of debt outstanding decreased 1.1% or $23.9 million compared to the prior year and the weighted average interest rate decreased from 6.1% to 5.4% during 2003. The weighted average amount of debt outstanding during 2003 is lower than 2002 primarily due to the high acquisition volume at the beginning of 2002 that was subsequently mitigated by high disposition activity in the second half of 2002. Furthermore, acquisition costs in 2003 that exceeded disposition proceeds were funded, in most part, by equity and OP Unit issuances. The decrease in the average interest rate during 2003 reflects our ability to take advantage of declining interest rates through refinancing and the utilization of variable rate debt.

For the year ended December 31, 2002, interest expense on both continuing and discontinued operations decreased $11.4 million or 7.9% from 2001 primarily due to debt refinancings and decreasing interest rates that were partially offset by the overall increase in the weighted average level of debt outstanding. For the year ended December 31, 2002, the weighted average amount of debt outstanding increased 2.0% or $40.4 million from 2001 levels and the weighted average interest rate decreased from 7.1% to 6.1% for 2002. The weighted average amount of debt outstanding during 2002 is higher than 2001 as we borrowed additional funds to acquire apartment communities. The decrease in the average interest rate during 2002 reflects our ability to take advantage of declining interest rates through refinancing and the utilization of variable rate debt.

GENERAL AND ADMINISTRATIVE

For the year ended December 31, 2003, general and administrative expenses increased $1.3 million or 6.6% over 2002 primarily due to an increase in restricted stock compensation. Over the past two years, United Dominion has shifted its long-term incentive reward system from stock options to restricted stock, the cost of which is expensed quarterly during the vesting period.

For the year ended December 31, 2002, general and administrative expenses decreased $2.4 million or 11.0% compared to 2001. The decrease was primarily due to reduced personnel costs and state and local taxes that were partially offset by increased third-party consulting expenses.

IMPAIRMENT LOSS ON REAL ESTATE AND INVESTMENTS

In 2003, we recognized a $1.4 million charge for the write-off of our investment in Realeum, Inc., an unconsolidated development joint venture created to develop web-based solutions for multifamily property and portfolio management.

In 2002, we pursued our strategy of exiting markets where long-term growth prospects are limited and the redeployment of capital would enhance future growth rates and economies of scale. During 2002, we sold 25 apartment communities with a total of 6,990 apartment homes, one commercial property, and one parcel of land with an aggregate net book value of approximately $285 million. Although these sales resulted in an aggregate net gain of $32.7 million, certain of these assets were sold at net selling prices below their net book values. As a result, we recorded an aggregate $2.3 million impairment loss during 2002 for the write down of a portfolio of apartment communities in Memphis, Tennessee.

GAINS ON SALES OF LAND AND DEPRECIABLE PROPERTY

For the years ended December 31, 2003 and 2002, we recognized gains for financial reporting purposes of $15.9 million and $32.7 million, respectively. Changes in the level of gains recognized from period to period reflect the changing level of our divestiture activity from period to period as well as the extent of gains related to specific properties sold.

PREMIUM ON PREFERRED SHARE REPURCHASES

In the second quarter of 2003, we exercised our right to redeem 2.0 million shares of our Series D Cumulative Convertible Redeemable Preferred Stock. Upon receipt of our redemption notice, the shares to be redeemed were converted by the holder into 3,076,923 shares of common stock at a price of $16.25 per share. In December 2003, we redeemed an additional 4.0 million shares of our Series D. Upon receipt of our redemption notice, the shares to be redeemed were converted by the holder into 6,154,000 shares of common stock at a price of $16.25 per share. As a result, we recognized a $19.3 million premium on preferred share repurchases during 2003. The premium amount recognized to convert these shares represents the cumulative accretion to date between the conversion value of the preferred stock and the value at which it was recorded at the time of issuance.

INFLATION

We believe that the direct effects of inflation on our operations have been immaterial. Substantially all of our leases are for a term of one year or less which generally minimizes our risk from the adverse effects of inflation.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that are material.

CONTRACTUAL OBLIGATIONS

The following table summarizes United Dominion's contractual obligations as of December 31, 2003 (dollars in thousands):

	Payments Due by Period				
Contractual Obligations	Total	2004	2005–2006	2007–2008	Thereafter
Long-Term Debt Obligations	$2,132,037	$147,857	$241,894	$594,897	$1,147,389
Capital Lease Obligations	—	—	—	—	—
Operating Lease Obligations	29,638	1,555	2,533	2,183	23,367
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities Reflected on the Balance Sheet Under GAAP	—	—	—	—	—

During 2003, we incurred interest costs of $119.0 million, of which $1.8 million was capitalized.

FACTORS AFFECTING OUR BUSINESS AND PROSPECTS

There are many factors that affect our business and the results of our operations, some of which are beyond our control. These factors include:

- unfavorable changes in apartment market and economic conditions that could adversely affect occupancy levels and rental rates,
- the failure of acquisitions to achieve anticipated results,
- possible difficulty in selling apartment communities,
- the timing and closing of planned dispositions under agreement,
- competitive factors that may limit our ability to lease apartment homes or increase or maintain rents,
- insufficient cash flow that could affect our debt financing and create refinancing risk,
- failure to generate sufficient revenue, which could impair our debt service payments and distributions to stockholders,
- development and construction risks that may impact our profitability,
- delays in completing developments and lease-ups on schedule,
- our failure to succeed in new markets,
- changing interest rates, which could increase interest costs and affect the market price of our securities,
- potential liability for environmental contamination, which could result in substantial costs, and
- the imposition of federal taxes if we fail to qualify as a REIT in any taxable year.

Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Stockholders
United Dominion Realty Trust, Inc.

We have audited the accompanying consolidated balance sheets of United Dominion Realty Trust, Inc. (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Dominion Realty Trust, Inc. at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Notes 1, 3 and 8 to the consolidated financial statements, the Company changed its method of accounting for gains and losses on the extinguishment of debt in 2003, changed its method of accounting for the disposal of long-lived assets in 2002, and changed its method of accounting for derivative instruments in 2001.

Ernst + Young LLP

Richmond, Virginia
January 27, 2004

Consolidated Balance Sheets

United Dominion Realty Trust, Inc.

	December 31,	
(In thousands, except for share data)	2003	2002
ASSETS		
Real estate owned:		
Real estate held for investment	$4,305,450	$3,833,022
Less: accumulated depreciation	(895,567)	(734,051)
	3,409,883	3,098,971
Real estate under development	30,375	30,624
Real estate held for disposition (net of accumulated depreciation of $1,063 and $14,682)	14,663	89,155
Total real estate owned, net of accumulated depreciation	3,454,921	3,218,750
Cash and cash equivalents	4,824	3,152
Restricted cash	7,540	11,773
Deferred financing costs, net	21,425	17,542
Investment in unconsolidated development joint venture	1,673	—
Funds held in escrow from 1031 exchanges pending the acquisition of real estate	14,447	—
Notes receivable	13,000	—
Other assets	25,605	23,771
Real estate held for disposition assets	208	1,148
Total assets	$3,543,643	$3,276,136
LIABILITIES AND STOCKHOLDERS' EQUITY		
Secured debt	$1,018,028	$1,015,740
Unsecured debt	1,114,009	1,041,900
Real estate taxes payable	30,858	28,949
Accrued interest payable	12,892	11,908
Security deposits and prepaid rent	24,132	20,883
Distributions payable	40,623	35,141
Accounts payable, accrued expenses, and other liabilities	45,372	49,442
Real estate held for disposition liabilities	87	1,686
Total liabilities	2,286,001	2,205,649
Minority interests	94,206	69,216
Stockholders' equity:		
Preferred stock, no par value; $25 liquidation preference, 25,000,000 shares authorized;		
5,416,009 shares 8.60% Series B Cumulative Redeemable issued and outstanding (5,416,009 in 2002)	135,400	135,400
2,000,000 shares 7.50% Series D Cumulative Convertible Redeemable issued and outstanding (8,000,000 in 2002)	44,271	175,000
3,425,217 shares 8.00% Series E Cumulative Convertible issued and outstanding (0 in 2002)	56,893	—
Common stock, $1 par value; 250,000,000 shares authorized 127,295,126 shares issued and outstanding (106,605,259 in 2002)	127,295	106,605
Additional paid-in capital	1,458,983	1,140,786
Distributions in excess of net income	(651,497)	(541,428)
Deferred compensation—unearned restricted stock awards	(5,588)	(2,504)
Notes receivable from officer-stockholders	(459)	(2,630)
Accumulated other comprehensive loss	(1,862)	(9,958)
Total stockholders' equity	1,163,436	1,001,271
Total liabilities and stockholders' equity	$3,543,643	$3,276,136

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

United Dominion Realty Trust, Inc.

	Years Ended December 31,		
(In thousands, except per share data)	2003	2002	2001
REVENUES			
Rental income	$603,367	$582,823	$549,890
Non-property income	1,068	1,806	4,593
Total revenues	604,435	584,629	554,483
EXPENSES			
Rental expenses:			
Real estate taxes and insurance	68,726	63,153	58,401
Personnel	62,082	59,250	55,673
Utilities	36,658	33,484	33,581
Repair and maintenance	39,437	36,659	32,047
Administrative and marketing	22,596	21,302	19,964
Property management	16,873	17,240	17,107
Other operating expenses	1,205	1,203	1,376
Real estate depreciation and amortization	161,837	149,636	134,464
Interest	117,185	130,791	139,470
General and administrative	20,626	19,343	21,730
Other depreciation and amortization	3,233	4,073	3,308
Impairment loss on investments	1,392	—	2,648
Loss on early debt retirement	—	35,500	3,219
Severance costs and other organizational charges	—	—	5,404
Total expenses	551,850	571,634	528,392
Income before minority interests and discontinued operations	52,585	12,995	26,091
Minority interests of outside partnerships	(614)	(1,414)	(2,225)
Minority interests of unitholders in operating partnerships	(368)	970	732
Income before discontinued operations, net of minority interests	51,603	12,551	24,598
Income from discontinued operations, net of minority interests	18,801	40,678	37,230
Net income	70,404	53,229	61,828
Distributions to preferred stockholders—Series A and B	(11,645)	(11,645)	(15,762)
Distributions to preferred stockholders—Series D (Convertible)	(12,178)	(15,779)	(15,428)
Distributions to preferred stockholders—Series E (Convertible)	(2,503)	—	—
Premium on preferred share repurchases	(19,271)	—	(3,496)
Net income available to common stockholders	$ 24,807	$ 25,805	$ 27,142
Earnings per common share—basic:			
Income/(loss) from continuing operations available to common stockholders, net of minority interests	$ 0.06	$ (0.14)	$ (0.10)
Income from discontinued operations, net of minority interests	$ 0.16	$ 0.38	$ 0.37
Net income available to common stockholders	$ 0.22	$ 0.24	$ 0.27
Earnings per common share—diluted:			
Income/(loss) from continuing operations available to common stockholders, net of minority interests	$ 0.05	$ (0.14)	$ (0.10)
Income from discontinued operations, net of minority interests	$ 0.16	$ 0.38	$ 0.37
Net income available to common stockholders	$ 0.21	$ 0.24	$ 0.27
Common distributions declared per share	$ 1.14	$ 1.11	$ 1.08
Weighted average number of common shares outstanding—basic	114,672	106,078	100,339
Weighted average number of common shares outstanding—diluted	115,648	106,078	100,339

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

United Dominion Realty Trust, Inc.

	Years Ended December 31,		
(In thousands)	2003	2002	2001
OPERATING ACTIVITIES			
Net income	$ 70,404	$ 53,229	$ 61,828
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	166,637	163,328	155,327
Impairment loss on real estate and investments	1,392	2,301	5,436
Gains on sales of land and depreciable property	(15,941)	(32,698)	(24,748)
Minority interests	2,261	3,122	4,192
Loss on early debt retirement	—	36,965	3,471
Amortization of deferred financing costs and other	6,148	5,256	965
Changes in operating assets and liabilities:			
(Increase)/decrease in operating assets	(2,560)	12,763	21,128
Increase/(decrease) in operating liabilities	6,604	(15,265)	(3,188)
Net cash provided by operating activities	234,945	229,001	224,411
INVESTING ACTIVITIES			
Proceeds from sales of real estate investments, net	93,613	282,533	109,713
Acquisition of real estate assets, net of liabilities assumed and equity	(314,739)	(282,600)	(74,372)
Development of real estate assets	(13,640)	(22,763)	(53,607)
Capital expenditures and other major improvements—real estate assets, net of escrow reimbursement	(53,146)	(42,827)	(53,096)
Capital expenditures—non-real estate assets	(1,858)	(1,706)	(1,442)
Increase in funds held in escrow from tax free exchanges pending the acquisition of real estate	(14,447)	—	—
Other investing activities	—	—	8,749
Net cash used in investing activities	(304,217)	(67,363)	(64,055)
FINANCING ACTIVITIES			
Proceeds from the issuance of secured debt	37,415	324,282	225,171
Scheduled principal payments on secured debt	(22,442)	(11,176)	(55,130)
Non-scheduled principal payments and prepayment penalties on secured debt	(17,549)	(294,662)	(52,182)
Proceeds from the issuance of unsecured debt	323,382	198,476	—
Payments and prepayment premiums on unsecured debt	(214,591)	(210,413)	(21,307)
Net repayment of revolving bank debt	(37,900)	(54,400)	(14,200)
Payment of financing costs	(6,463)	(5,510)	(4,807)
Issuance of note receivable	(8,000)	—	—
Proceeds from the issuance of common stock	179,811	60,252	66,319
Proceeds from the repayment of officer loans	2,171	—	—
Proceeds from the issuance of performance shares	657	—	1,236
Distributions paid to minority interests	(9,756)	(8,926)	(12,868)
Cash paid to buy out minority interests	—	—	(4,267)
Distributions paid to preferred stockholders	(27,532)	(27,424)	(34,308)
Distributions paid to common stockholders	(128,188)	(117,116)	(108,511)
Repurchases of common and preferred stock	(71)	(16,510)	(151,166)
Net cash provided by/(used in) financing activities	70,944	(163,127)	(166,020)
Net increase/(decrease) in cash and cash equivalents	1,672	(1,489)	(5,664)
Cash and cash equivalents, beginning of year	3,152	4,641	10,305
Cash and cash equivalents, end of year	$ 4,824	$ 3,152	$ 4,641
SUPPLEMENTAL INFORMATION:			
Interest paid during the period	$ 116,057	$ 135,223	$ 148,863
Issuance of restricted stock awards	5,297	2,904	1,363
Non-cash transactions:			
Secured debt assumed with the acquisition of properties	4,865	41,636	18,230
Issuance of preferred stock in connection with acquisitions	58,811	—	—
Issuance of preferred operating partnership units in connection with acquisitions	26,872	—	—
Issuance of operating partnership units in connection with acquisitions	7,135	—	—
Reduction in secured debt from the disposition of properties	—	35,885	28,315
Conversion of operating partnership minority interests to common stock (216,983 shares in 2003, 92,159 shares in 2002, and 74,271 shares in 2001)	2,206	1,252	643

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

UNITED DOMINION REALTY TRUST, INC.

	Preferred Stock	
(In thousands, except share data)	Shares	Amount
Balance, December 31, 2000	17,408,229	$ 410,206
Comprehensive Income		
Net income		
Other comprehensive income:		
Cumulative effect of a change in accounting principle		
Unrealized loss on derivative financial instruments		
Comprehensive income		
Issuance of common shares to employees, officers, and director-stockholders		
Issuance of common shares through dividend reinvestment and stock purchase plan		
Issuance of common shares through public offering		
Purchase of common and preferred stock	(91,900)	(2,298)
Redemption of Series A preferred stock	(3,900,320)	(97,508)
Issuance of restricted stock awards		
Adjustment for cash purchase and conversion of minority interests of unitholders in operating partnerships		
Principal repayments on notes receivable from officer-stockholders		
Common stock distributions declared ($1.08 per share)		
Preferred stock distributions declared—Series A ($1.05 per share)		
Preferred stock distributions declared—Series B ($2.15 per share)		
Preferred stock distributions declared—Series D ($1.93 per share)		
Amortization of deferred compensation		
Balance, December 31, 2001	13,416,009	$ 310,400
Comprehensive Income		
Net income		
Other comprehensive income:		
Unrealized gain on derivative financial instruments		
Comprehensive income		
Issuance of common shares to employees, officers, and director-stockholders		
Issuance of common shares through dividend reinvestment and stock purchase plan		
Issuance of common shares through public offering		
Purchase of common stock		
Issuance of restricted stock awards		
Adjustment for cash purchase and conversion of minority interests of unitholders in operating partnerships		
Principal repayments on notes receivable from officer-stockholders		
Common stock distributions declared ($1.11 per share)		
Preferred stock distributions declared—Series B ($2.15 per share)		
Preferred stock distributions declared—Series D ($1.98 per share)		
Amortization of deferred compensation		
Balance, December 31, 2002	13,416,009	$ 310,400
Comprehensive Income		
Net income		
Other comprehensive income:		
Unrealized gain on derivative financial instruments		
Comprehensive income		
Issuance of common shares to employees, officers, and director-stockholders		
Issuance of common shares through dividend reinvestment and stock purchase plan		
Issuance of common shares through public offering		
Issuance of 8.00% Series E Cumulative Convertible shares	3,425,217	56,893
Purchase of common stock		
Issuance of restricted stock awards		
Adjustment for conversion of minority interests of unitholders in operating partnerships		
Principal repayments on notes receivable from officer-stockholders		
Accretion of premium on Series D redemptions		19,271
Conversion of 7.50% Series D Cumulative Convertible Redeemable shares	(6,000,000)	(150,000)
Common stock distributions declared ($1.14 per share)		
Preferred stock distributions declared—Series B ($2.15 per share)		
Preferred stock distributions declared—Series D ($2.04 per share)		
Preferred stock distributions declared—Series E ($0.84 per share)		
Amortization of deferred compensation		
Balance, December 31, 2003	10,841,226	$ 236,564

See accompanying notes to consolidated financial statements.

Common Stock Shares	Common Stock Amount	Paid-in Capital	Distributions in Excess of Net Income	Deferred Compensation-Unearned Restricted Stock Awards	Notes Receivable from Officer-Stockholders	Accumulated Other Comprehensive Loss	Total
102,219,250	$102,219	$1,081,387	$(366,531)	$ (828)	$(7,561)	$ —	$1,218,892
			61,828				61,828
						(3,848)	(3,848)
						(11,023)	(11,023)
			61,828			(14,871)	46,957
257,158	258	2,318					2,576
332,243	332	4,054					4,386
4,100,000	4,100	52,316					56,416
(3,962,076)	(3,962)	(47,362)					(53,622)
		3,496	(3,496)				(97,508)
112,433	112	1,251		(1,363)			—
74,271	74	569					643
					3,252		3,252
			(108,956)				(108,956)
			(4,111)				(4,111)
			(11,651)				(11,651)
			(15,428)				(15,428)
				879			879
103,133,279	$103,133	$1,098,029	$(448,345)	$(1,312)	$(4,309)	$(14,871)	$1,042,725
			53,229				53,229
						4,913	4,913
			53,229			4,913	58,142
1,000,592	1,001	10,782					11,783
152,343	152	2,347					2,499
3,166,800	3,167	41,139					44,306
(1,145,412)	(1,146)	(15,369)					(16,515)
205,498	205	2,699		(2,904)			—
92,159	93	1,159					1,252
					1,679		1,679
			(118,888)				(118,888)
			(11,645)				(11,645)
			(15,779)				(15,779)
				1,712			1,712
106,605,259	$106,605	$1,140,786	$(541,428)	$(2,504)	$(2,630)	$ (9,958)	$1,001,271
			70,404				70,404
						8,096	8,096
			70,404			8,096	78,500
1,117,399	1,118	12,185					13,303
91,190	91	1,520					1,611
9,700,000	9,700	154,936					164,636
		1,905					58,798
(4,564)	(5)	(66)					(71)
337,936	338	4,959		(5,297)			—
216,983	217	1,989					2,206
					2,171		2,171
			(19,271)				—
9,230,923	9,231	140,769					—
			(134,876)				(134,876)
			(11,645)				(11,645)
			(12,178)				(12,178)
			(2,503)				(2,503)
				2,213			2,213
127,295,126	$127,295	$1,458,983	$(651,497)	$(5,588)	$ (459)	$ (1,862)	$1,163,436

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Formation

United Dominion Realty Trust, Inc., a Maryland corporation, was formed in 1972. United Dominion operates within one defined business segment with activities related to the ownership, management, development, acquisition, renovation, and disposition of multifamily apartment communities nationwide. At December 31, 2003, United Dominion owned 264 communities with 76,244 completed apartment homes and had three communities with 807 apartment homes under development.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of United Dominion and its subsidiaries, including United Dominion Realty, L.P., (the "Operating Partnership"), and Heritage Communities L.P. (the "Heritage OP"), (collectively, "United Dominion"). As of December 31, 2003, there were 130,386,163 units in the Operating Partnership outstanding, of which 120,256,671 units or 92.2% were owned by United Dominion and 10,129,492 units or 7.8% were owned by limited partners (of which 1,853,204 are owned by the holders of the Series A OPPS, See Note 11). As of December 31, 2003, there were 3,518,857 units in the Heritage OP outstanding, of which 3,248,884 units or 92.3% were owned by United Dominion and 269,973 units or 7.7% were owned by limited partners. The consolidated financial statements of United Dominion include the minority interests of the unitholders in the Operating Partnership and the Heritage OP. All significant intercompany accounts and transactions have been eliminated in consolidation.

Income Taxes

United Dominion is operated as, and elects to be taxed as, a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code"). Generally, a REIT complies with the provisions of the Code if it meets certain requirements concerning its income and assets, as well as if it distributes at least 90% of its REIT taxable income to its stockholders and will not be subject to U.S. federal income taxes if it distributes at least 100% of its income. Accordingly, no provision has been made for federal income taxes. However, United Dominion is subject to certain state and local excise or franchise taxes, for which provision has been made.

The differences between net income available to common stockholders for financial reporting purposes and taxable income before dividend deductions relate primarily to temporary differences, principally real estate depreciation and the tax deferral of certain gains on property sales. The differences in depreciation result from differences in the book and tax basis of certain real estate assets and the differences in the methods of depreciation and lives of the real estate assets. The aggregate cost of our real estate assets for federal income tax purposes was approximately $3.6 billion at December 31, 2003.

The following table reconciles United Dominion's net income to REIT taxable income for the three years ended December 31, 2003 (dollars in thousands):

	2003	2002	2001
Net income	$ 70,404	$ 53,229	$ 61,828
Minority interest expense	(3,364)	(1,137)	(1,442)
Depreciation and amortization expense	44,108	49,513	45,327
Gain/(loss) on the disposition of properties	2,363	(186)	343
Revenue recognition timing differences	1,750	1,272	589
Impairment loss, not deductible for tax	—	—	2,788
Investment loss, not deductible for tax	—	—	2,648
Other expense timing differences	(1,090)	(3,914)	2,787
REIT taxable income before dividends	$114,171	$ 98,777	$114,868
Dividend deduction	$132,722	$111,965	$140,146

For income tax purposes, distributions paid to common stockholders consist of ordinary income, capital gains, and return of capital, or a combination thereof. For the three years ended December 31, 2003, distributions declared per common share were taxable as follows:

	2003	2002	2001
Ordinary income	$0.82	$0.55	$0.74
Long-term capital gain	0.10	0.14	0.11
Unrecaptured section 1250 gain	0.02	0.11	0.07
Return of capital	0.20	0.31	0.16
	$1.14	$1.11	$1.08

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to amounts in prior years' financial statements to conform with current year presentation.

Real Estate

Real estate assets held for investment are carried at historical cost less accumulated depreciation and any recorded impairment losses.

Expenditures for ordinary repair and maintenance costs are charged to expense as incurred. Expenditures for improvements, renovations, and replacements related to the acquisition and improvement of real estate assets are capitalized at cost and depreciated over their estimated useful lives if the value of the existing asset will be materially enhanced or the life of the related asset will be substantially extended beyond the original life expectancy.

United Dominion recognizes impairment losses on long-lived assets used in operations when there is an event or change in circumstance that indicates an impairment in the value of an asset and the undiscounted future cash flows are not sufficient to recover the asset's carrying value. Our cash flow estimates are based upon historical results adjusted to reflect our best estimate of future market and operating conditions and our estimated holding periods. If such indicators of impairment are present, an impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. Our estimates of fair market value represent our best estimate based upon industry trends and reference to market rates and transactions.

For long-lived assets to be disposed of, impairment losses are recognized when the fair value of the asset less estimated cost to sell is less than the carrying value of the asset. Properties classified as real estate held for disposition generally represent properties that are under contract for sale. Real estate held for disposition is carried at the lower of cost, net of accumulated depreciation, or fair value, less the cost to dispose, determined on an asset by asset basis. Expenditures for ordinary repair and maintenance costs on held for disposition properties are charged to expense as incurred. Expenditures for improvements, renovations, and replacements related to held for disposition properties are capitalized at cost. Depreciation is not recorded on real estate held for disposition.

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets which is 35 years for buildings, 10 to 35 years for major improvements, and 3 to 10 years for furniture, fixtures, equipment, and other assets. The value of acquired in-place leases is amortized over the remaining term of each acquired in-place lease.

All development projects and related carrying costs are capitalized and reported on the Consolidated Balance Sheet as "Real estate under development." As each building in a project is completed and becomes available for lease-up, the total cost of the building is transferred to real estate held for investment and the assets are depreciated over their estimated useful lives. The cost of development projects includes interest, real estate taxes, insurance, and allocated development overhead during the construction period.

Interest, real estate taxes, and incremental labor and support costs for personnel working directly on the development site are capitalized as part of the real estate under development to the extent that such charges do not cause the carrying value of the asset to exceed its net realizable value. During 2003, 2002, and 2001, total interest capitalized was $1.8 million, $0.9 million, and $2.9 million, respectively.

Cash and Cash Equivalents

Cash and cash equivalents include all cash and liquid investments with maturities of three months or less when purchased.

Restricted Cash

Restricted cash consists of escrow deposits held by lenders for real estate taxes, insurance and replacement reserves, and security deposits.

Deferred Financing Costs

Deferred financing costs include fees and other external costs incurred to obtain debt financings and are generally amortized on a straight-line basis, which approximates the effective interest method, over a period not to exceed the term of the related debt. Unamortized financing costs are written-off when debt is retired before its maturity date. During 2003, 2002, and 2001, amortization expense was $4.7 million, $4.5 million, and $3.6 million, respectively.

Investments in Unconsolidated Development Joint Ventures

Investments in unconsolidated joint ventures are accounted for using the equity method when major business decisions require approval by the other partners and United Dominion does not have control of the assets. Investments are recorded at cost and subsequently adjusted for equity in net income (loss) and cash contributions and distributions. United Dominion eliminates intercompany profits on sales of services that are provided to joint ventures. Differences between the carrying value of investments and the underlying equity in net assets of the investee are due to capitalized interest on the investment balance and capitalized development and leasing costs that are recovered by United Dominion through fees during construction.

Revenue Recognition

United Dominion's apartment homes are leased under operating leases with terms generally of one year or less. Rental income is recognized after it is earned and collectibility is reasonably assured.

Advertising Costs

All advertising costs are expensed as incurred and reported on the Consolidated Statements of Operations within the line item "Administrative and marketing." During 2003, 2002, and 2001, total advertising expense was $10.6 million, $11.0 million, and $9.6 million, respectively.

Interest Rate Swap Agreements

Statements of Financial Accounting Standards No. 133 and No. 138, *"Accounting for Certain Derivative Instruments and Hedging Activities"* became effective on January 1, 2001. The accounting standards require companies to carry all derivative instruments, including certain embedded derivatives, in the Consolidated Balance Sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based on the exposure being hedged, as either a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. For the three years ended December 31, 2003, all of United Dominion's derivative financial instruments are interest rate swap agreements that are designated as cash flow hedges of debt with variable interest rate features and are qualifying hedges for financial reporting purposes. For derivative instruments that qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings during the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change. The adoption of Statements No. 133 and No. 138 on January 1, 2001 resulted in a cumulative effect of an accounting change of a $3.8 million loss, all of which was recorded directly to other comprehensive income.

As part of United Dominion's overall interest rate risk management strategy, we use derivative financial instruments as a means to artificially fix variable rate debt or to hedge anticipated financing transactions. United Dominion's derivative transactions used for interest rate risk management include various interest rate swaps with indices that relate to the pricing of specific financial instruments of United Dominion. Because of the close correlation between the hedging instrument and the underlying cash flow exposure being hedged, fluctuations in the value of the derivative instruments are generally offset by changes in the cash flow of the underlying exposures. As a result, United Dominion believes that it has appropriately controlled the risk so that derivatives used for interest rate risk management will not have a material unintended effect on consolidated earnings. United Dominion does not enter into derivative financial instruments for trading purposes.

The fair value of United Dominion's derivative instruments is reported on the balance sheet at their current fair value. Estimated fair values for interest rate swaps rely on prevailing market interest rates. These fair value amounts should not be viewed in isolation, but rather in relation to the values of the underlying hedged transactions and investments and to the overall reduction in exposure to adverse fluctuations in interest rates. Each interest rate swap agreement is designated with all or a portion of the principal balance and term of a specific debt obligation. The interest rate swaps involve the periodic exchange of payments over the life of the related agreements. Amounts received or paid on the interest rate swaps are recorded on an accrual basis as an adjustment to the related interest expense of the outstanding debt based on the accrual method of accounting. The related amounts payable to and receivable from counterparties are included in other liabilities and other assets, respectively.

When the terms of the underlying transaction are modified, or when the underlying hedged item ceases to exist, all changes in the fair value of the instrument are marked-to-market with changes in value included in net income each period until the instrument matures, unless the instrument is redesignated as a hedge of another transaction. If a derivative instrument is terminated or the hedging transaction is no longer determined to be effective, amounts held in accumulated other comprehensive income are reclassified into earnings over the term of the future cash outflows on the related debt.

Comprehensive Income

Comprehensive income, which is defined as all changes in equity during each period except for those resulting from investments by or distributions to stockholders, is displayed in the accompanying Statements of Stockholders' Equity. Other comprehensive income consists of unrealized gains or losses from derivative financial instruments.

Stock-Based Compensation

United Dominion has elected to follow the intrinsic value method under Accounting Principles Board Opinion No. 25, *"Accounting for Stock Issued to Employees"* ("APB 25") in accounting for its employee stock options because the alternative fair value accounting provided for under Statement No. 123, *"Accounting for Stock-Based Compensation,"* requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of United Dominion's employee stock options equals the market price of the underlying stock on the date of grant, no compensation cost has been recognized.

Minority Interests in Operating Partnerships

Interests in operating partnerships held by limited partners are represented by operating partnership units ("OP Units"). The operating partnerships' income is allocated to holders of OP Units based upon net income available to common stockholders and the weighted average number of OP Units outstanding to total common shares plus OP Units outstanding during the period. Capital contributions, distributions, and profits and losses are allocated to minority interests in accordance with the terms of the individual partnership agreements. OP Units can be exchanged for cash or shares of United Dominion's common stock on a one-for-one basis, at the option of United Dominion. OP Units, as a percentage of total OP Units and shares outstanding, were 6.4% at December 31, 2003, 6.2% at December 31, 2002, and 6.8% at December 31, 2001.

During 2003, we issued 1,617,815 Preferred Operating Partnership Units ("Preferred OP Units") totaling $26.9 million as partial consideration for the purchase of four communities. The Preferred OP Units carry a fixed coupon of 8.0% until such time as the common share dividend is equal to or exceeds this amount for four consecutive quarters, at which time the Preferred OP Units will be entitled to receive dividends equivalent to the dividend paid to holders of common stock.

Minority Interests in Other Partnerships
United Dominion has limited partners in certain real estate partnerships acquired in certain merger transactions. Net income for these partnerships is allocated based upon the percentage interest owned by these limited partners in each respective real estate partnership.

Earnings per Share
Basic earnings per common share is computed based upon the weighted average number of common shares outstanding during the year. Diluted earnings per common share is computed based upon common shares outstanding plus the effect of dilutive stock options and other potentially dilutive common stock equivalents. The dilutive effect of stock options and other potentially dilutive common stock equivalents is determined using the treasury stock method based on United Dominion's average stock price.

The following table sets forth the computation of basic and diluted earning per share (dollars in thousands, except per share amounts):

	2003	2002	2001
Numerator for basic and diluted earnings per share—net income available to common stockholders	$ 24,807	$ 25,805	$ 27,142
Denominator:			
Denominator for basic earnings per share—weighted average common shares outstanding	114,672	106,078	100,339
Effect of dilutive securities:			
Employee stock options and non-vested restricted stock awards	976	—	—
Denominator for dilutive earnings per share	115,648	106,078	100,339
Basic earnings per share	$ 0.22	$ 0.24	$ 0.27
Diluted earnings per share	$ 0.21	$ 0.24	$ 0.27

The effect of the conversion of the operating partnership units and convertible preferred stock is not dilutive and is therefore not included as a dilutive security in the earnings per share computation. The weighted average effect of the conversion of the operating partnership units for the years ended December 31, 2003, 2002, and 2001 was 9,690,883 shares, 8,577,918 shares, and 7,281,835 shares, respectively. The weighted average effect of the conversion of the convertible preferred stock for the year ended December 31, 2003 was 11,636,293 shares and for the years ended December 31, 2002 and 2001, the weighted average effect was 12,307,692 shares.

Impact of Recently Issued Accounting Standards
In May 2003, the FASB issued Statement No. 150, *"Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity"* (FAS 150). The statement establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. This statement is effective for all financial instruments created or modified after May 31, 2003, and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. In October 2003, the FASB decided to indefinitely defer the effective date of certain provisions of FAS 150 related to finite life entities and also indicated it may modify other guidance in FAS 150. United Dominion believes that its equity and its partner's equity reported on the Consolidated Balance Sheets as "Minority interests," are properly classified.

In January 2003, the FASB issued Interpretation No. 46, *"Consolidation of Variable Interest Entities"* (FIN 46). This statement refines the identification process of variable interest entities and how an entity assesses its interests in a variable interest entity to decide whether to consolidate that entity. United Dominion, from time to time, enters into partnership and joint venture arrangements, which may be required to be consolidated under this statement. The provisions of Interpretation 46 were deferred and are now applicable to joint ventures created before February 1, 2003 for the first reporting period that ends after December 15, 2003. United Dominion adopted FIN 46 as of December 31, 2003, with no effect on its consolidated financial statements.

On January 1, 2003, United Dominion adopted Statement of Financial Accounting Standards No. 145, *"Rescission of FASB Statement No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Correction"* (FAS 145). The provisions of FAS 145 related to the rescission of FAS No. 4 require United Dominion to reclassify prior period items that do not meet the extraordinary classification into continuing operations. During the three years ended December 31, 2003, United Dominion has incurred such expenses, and in compliance with FAS 145, has reported those expenses as a component of continuing operations for each period presented.

2. REAL ESTATE OWNED

United Dominion operates in 55 markets dispersed throughout 19 states. At December 31, 2003, our largest apartment market was Southern California, where we owned 7.0% of our apartment homes, based upon carrying value. Excluding Southern California, United Dominion did not own more than 6.5% of its apartment homes in any one market, based upon carrying value.

The following table summarizes real estate held for investment at December 31, (dollars in thousands):

	2003	2002
Land and land improvements	$ 847,899	$ 699,313
Buildings and improvements	3,231,564	2,927,450
Furniture, fixtures, and equipment	225,987	206,007
Construction in progress	—	252
Real estate held for investment	4,305,450	3,833,022
Accumulated depreciation	(895,567)	(734,051)
Real estate held for investment, net	$3,409,883	$3,098,971

The following is a reconciliation of the carrying amount of real estate held for investment at December 31, (dollars in thousands):

	2003	2002	2001
Balance at beginning of year	$3,833,022	$3,461,529	$3,758,974
Real estate acquired	397,983[(a)]	323,990	91,093
Capital expenditures	62,288	51,066	58,174
Transfers from development	12,157	29,816	51,561
Transfers to held for disposition, net	—	(33,379)	(495,485)
Impairment loss on real estate	—	—	(2,788)
Balance at end of year	$4,305,450	$3,833,022	$3,461,529

(a) In connection with one of our acquisitions in 2003, United Dominion received a note receivable for $5 million that is due October 2011. The note bears interest of 9.0% that is payable in annual installments.

The following is a reconciliation of accumulated depreciation for real estate held for investment at December 31, (dollars in thousands):

	2003	2002	2001
Balance at beginning of year	$734,051	$585,539	$506,871
Depreciation expense for the year[(b)]	163,088	160,331	153,113
Transfers to held for disposition, net	(1,572)	(11,819)	(74,445)
Balance at end of year	$895,567	$734,051	$585,539

(b) Includes $1.0 million, $1.2 million, and $1.3 million for 2003, 2002, and 2001, respectively, related to depreciation on non-real estate assets located at United Dominion's apartment communities, classified as "Other depreciation and amortization" on the Consolidated Statements of Operations. Excludes $1.2 million, in 2003, of amortization expense on the fair market value of in-place leases at the time of acquisition.

The following is a summary of real estate held for investment by major geographic markets (in order of carrying value, excluding real estate held for disposition and real estate under development) at December 31, 2003 (dollars in thousands):

	Number of Apartment Communities	Initial Acquisition Cost	Carrying Value	Accumulated Depreciation	Encumbrances
Southern California	11	$ 278,306	$ 302,216	$ 19,960	$ 48,757
Dallas, TX	15	234,153	277,928	55,803	50,190
Houston, TX	23	220,168	277,782	53,541	57,954
Metropolitan DC	9	222,478	244,551	22,849	75,050
Phoenix, AZ	11	181,479	218,477	45,583	61,371
Orlando, FL	14	167,524	212,179	60,413	79,290
Raleigh, NC	11	179,935	207,865	50,967	58,593
Tampa, FL	11	163,778	188,616	40,652	56,312
Arlington, TX	10	142,462	160,674	34,133	39,056
Columbus, OH	6	111,315	150,684	27,178	41,327
San Francisco, CA	4	136,504	142,044	18,547	20,780
Charlotte, NC	10	109,961	140,574	43,121	11,917
Monterey Peninsula, CA	8	87,924	137,662	14,281	—
Richmond, VA	9	106,325	132,022	39,125	66,657
Nashville, TN	8	83,987	122,210	29,916	—
Greensboro, NC	8	85,362	105,923	26,739	—
Wilmington, NC	6	64,213	92,231	27,366	—
Baltimore, MD	7	80,141	91,451	22,427	27,752
Atlanta, GA	6	57,669	73,437	22,464	30,446
Columbia, SC	6	52,795	63,747	22,155	5,000
Jacksonville, FL	3	44,788	59,993	19,116	23,202
Norfolk, VA	6	42,741	55,687	22,254	7,359
Lansing, MI	4	50,237	51,778	8,134	31,570
Seattle, WA	3	31,953	34,627	6,236	25,830
Other Western	5	144,232	153,744	21,399	46,720
Other Pacific	8	122,608	125,456	19,295	48,905
Other Southwestern	7	92,897	99,902	18,988	9,765
Other Florida	7	60,565	92,451	26,308	—
Other North Carolina	8	61,677	77,014	28,542	11,550
Other Southeastern	4	56,717	70,926	17,513	34,762
Other Midwestern	8	62,593	68,912	11,207	26,320
Other Mid-Atlantic	5	37,619	43,683	12,185	12,542
Other Northeastern	2	14,732	18,401	5,711	5,167
Richmond Corporate	—	6,597	7,348	975	3,884
Commercial	—	3,255	3,255	484	—
	263	$3,599,690	$4,305,450	$895,567	$1,018,028

The following is a summary of real estate held for disposition by major category at December 31, 2003 (dollars in thousands):

	Number of Properties	Initial Acquisition Cost	Carrying Value	Accumulated Depreciation	Encumbrances
Apartments	1	$ 7,167	$ 11,903	$ 1,063	$ —
Land	1	3,821	3,823	—	—
		$ 10,988	$ 15,726	$ 1,063	$ —

The following is a summary of real estate under development by major category at December 31, 2003 (dollars in thousands):

	Number of Properties	Initial Acquisition Cost	Carrying Value	Accumulated Depreciation	Encumbrances
Apartments	3	$ 22,592	$ 22,592	$ —	$ —
Land	6	7,783	7,783	—	—
		$ 30,375	$ 30,375	$ —	$ —
Total Real Estate Owned		$3,641,053	$4,351,551	$896,630	$1,018,028

United Dominion is pursuing its strategy of exiting markets where long-term growth prospects are limited and the redeployment of capital would enhance future growth rates and economies of scale. During the first quarter of 2002, United Dominion placed nine assets, with an aggregate net book value of $89.3 million, under contract for sale and reclassified them as real estate held for disposition. These sales closed in the second quarter of 2002 and resulted in our withdrawal from Naples, Florida; Tucson, Arizona; Las Vegas, Nevada; and substantially all of Memphis, Tennessee. Although these sales resulted in an aggregate net gain of $11.5 million, certain of these assets were sold at net selling prices below their net book values at March 31, 2002. As a result, United Dominion recorded an aggregate $2.3 million impairment loss in 2002 for the write down of a portfolio of five apartment communities in Memphis, Tennessee.

During the first quarter of 2001, we performed an analysis of the carrying value of all undeveloped land parcels in connection with United Dominion's plans to accelerate the disposition of these sites. As a result, an aggregate $2.8 million impairment loss was recognized on seven undeveloped sites in selected markets. An impairment loss was indicated as a result of the net book value of the assets being greater than the estimated fair market value less the cost of disposal.

3. INCOME FROM DISCONTINUED OPERATIONS

United Dominion adopted FASB Statement No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets,"* (FAS 144) as of January 1, 2002. FAS 144 requires, among other things, that the primary assets and liabilities and the results of operations of United Dominion's real properties which have been sold subsequent to January 1, 2002, or are held for disposition subsequent to January 1, 2002, be classified as discontinued operations and segregated in United Dominion's Consolidated Statements of Operations and Balance Sheets. Properties classified as real estate held for disposition generally represent properties that are under contract for sale and are expected to close within the next twelve months. For purposes of these financial statements, FAS 144 results in the presentation of the primary assets and liabilities and the net operating results of those properties sold or classified as held for disposition through December 31, 2003, as discontinued operations for all periods presented. The adoption of FAS 144 does not have an impact on net income available to common stockholders. FAS 144 only results in the reclassification of the operating results of all properties sold or classified as held for disposition through December 31, 2003 within the Consolidated Statements of Operations for the years ended December 31, 2003, 2002, and 2001, and the reclassification of the assets and liabilities within the Consolidated Balance Sheets for the years ended December 31, 2003 and 2002.

For the year ended December 31, 2003, United Dominion sold seven communities with a total of 1,927 apartment homes and two commercial properties. At December 31, 2003, United Dominion had one community with 100 apartment homes and a net book value of $10.9 million and one parcel of land with a net book value of $3.8 million included in real estate held for disposition. During 2002, United Dominion sold 25 communities with a total of 6,990 apartment homes, one parcel of land, and one commercial property. The results of operations for these properties and the interest expense associated with the secured debt on these properties are classified on the Consolidated Statements of Operations in the line item entitled "Income from discontinued operations, net of minority interests."

The following is a summary of income from discontinued operations for the years ended December 31, (dollars in thousands):

	2003	2002	2001
Rental income	$10,930	$46,046	$69,855
Rental expenses	5,224	19,851	29,069
Real estate depreciation	1,556	9,519	17,381
Interest	—	2,150	4,909
Loss on early debt retirement	—	1,465	218
Impairment loss on real estate	—	2,301	2,788
Other expenses	11	101	275
	6,791	35,387	54,640
Income before gain on sale of land and depreciable property, and minority interests	4,139	10,659	15,215
Net gain on sale of land and depreciable property	15,941	32,698	24,714
Income before minority interests	20,080	43,357	39,929
Minority interests on income from discontinued operations	(1,279)	(2,679)	(2,699)
Income from discontinued operations, net of minority interests	$18,801	$40,678	$37,230

4. INVESTMENT IN UNCONSOLIDATED DEVELOPMENT JOINT VENTURES

AEGON Joint Venture

On September 10, 2002, United Dominion entered into a development joint venture with AEGON USA Realty Advisors, Inc. in which United Dominion is serving as the managing member. The joint venture is expected to develop approximately eight to ten garden-style apartment communities over the next three years, with a total development cost of up to $210 million. The joint venture will obtain bank construction financing for 65% to 80% of total costs and will provide equity contributions for the balance of the costs with AEGON providing 80% and United Dominion providing 20%. United Dominion is serving as the developer, general contractor, and property manager for the joint venture and has guaranteed those project development costs, excluding financing costs (including fees and interest), which exceed the defined project cost budgeted amounts for each respective project, as they come to fruition. We estimate that the likelihood of funding guarantor obligations is remote and that the impact to United Dominion would be immaterial. In June 2003, United Dominion contributed land with a carrying value of $3.8 million to the joint venture.

The following is a summary of the financial position of the joint venture as of December 31, 2003 (dollars in thousands):

Assets	
Real estate under development	$10,780
Cash and cash equivalents	1
Total assets	$10,781
Liabilities and Partners' Capital	
Accounts payable and other accrued liabilities	$ 2,034
Partners' capital	8,747
Total liabilities and partners' capital	$10,781

Realeum Joint Venture

During the fourth quarter of 2001, we recognized a $2.2 million charge for the write down of United Dominion's investment in Realeum, Inc., an unconsolidated joint venture created to develop web-based solutions for multifamily property and portfolio management, after our ownership in the joint venture was diluted. In the third quarter of 2003, United Dominion recognized a $1.4 million charge to write-off the remaining balance of this investment once it was determined that we would not pursue this investment as a replacement to our existing property management software.

5. SECURED DEBT

Secured debt on continuing and discontinued operations of United Dominion's apartment portfolio, which encumbers $1.6 billion or 35.8% of real estate owned ($2.8 billion or 64.2% of United Dominion's real estate owned is unencumbered) consists of the following as of December 31, 2003 (dollars in thousands):

	Principal Outstanding		Weighted Average Interest Rate	Weighted Average Years to Maturity	Number of Communities Encumbered
	2003	2002	2003	2003	2003
Fixed Rate Debt					
Mortgage notes payable	$ 174,520	$ 187,927	7.53%	6.2	13
Tax-exempt secured notes payable	42,540	61,278	6.43%	13.2	6
Fannie Mae credit facilities	288,875	288,875	6.40%	7.1	9
Fannie Mae credit facilities—swapped	17,000	17,000	6.74%	0.4	—
Total fixed rate secured debt	522,935	555,080	6.79%	7.0	28
Variable Rate Debt					
Mortgage notes payable	46,185	11,752	2.38%	7.9	3
Tax-exempt secured note payable	7,770	7,770	1.08%	24.2	1
Fannie Mae credit facilities	370,469	370,469	1.73%	8.4	51
Freddie Mac credit facility	70,669	70,669	1.55%	3.1	8
Total variable rate secured debt	495,093	460,660	1.76%	7.9	63
Total secured debt	$1,018,028	$1,015,740	4.34%	7.4	91

Fixed Rate Debt

Mortgage notes payable Fixed rate mortgage notes payable are generally due in monthly installments of principal and interest and mature at various dates from January 2004 through June 2034 and carry interest rates ranging from 6.12% to 8.50%.

Tax-exempt secured notes payable Fixed rate mortgage notes payable that secure tax-exempt housing bond issues mature at various dates through November 2025 and carry interest rates ranging from 6.09% to 6.75%. Interest on these notes is generally payable in semi-annual installments.

Secured credit facilities At December 31, 2003, United Dominion's fixed rate secured credit facilities consisted of $305.9 million of the $676.3 million outstanding on an $860 million aggregate commitment under four revolving secured credit facilities with Fannie Mae. The Fannie Mae credit facilities are for an initial term of ten years, bear interest at floating and fixed rates and can be extended for an additional five years at United Dominion's discretion. In order to limit a portion of its interest rate exposure, United Dominion has two interest rate swap agreements associated with the Fannie Mae credit facilities. These agreements have an aggregate notional value of $17.0 million under which United Dominion pays a fixed rate of interest and receives a variable rate on the notional amount. The interest rate swap agreements effectively change United Dominion's interest rate exposure on $17.0 million of secured debt from a variable rate to a weighted average fixed rate of 6.74%.

Variable Rate Debt

Mortgage notes payable Variable rate mortgage notes payable are generally due in monthly installments of principal and interest and mature at various dates from January 2005 through July 2013. As of December 31, 2003, these notes had interest rates ranging from 2.01% to 3.99%.

Tax-exempt secured note payable The variable rate mortgage note payable which secures tax-exempt housing bond issues matures in July 2028. As of December 31, 2003, this note had an interest rate of 1.08%. Interest on this note is payable in semi-annual installments.

Secured credit facilities At December 31, 2003, United Dominion's variable rate secured credit facilities consisted of $370.5 million outstanding on the Fannie Mae credit facilities and $70.7 million outstanding on the Freddie Mac credit facility. As of December 31, 2003, the variable rate Fannie Mae credit facilities had a weighted average floating rate of interest of 1.73% and the Freddie Mac credit facility had a weighted average floating rate of interest of 1.55%.

The aggregate maturities of secured debt for the fifteen years subsequent to December 31, 2003 are as follows (dollars in thousands):

	Fixed			Variable			
Year	Mortgage Notes	Tax-Exempt Notes	Credit Facilities	Mortgage Notes	Tax-Exempt Notes	Credit Facilities	TOTAL
2004	$ 40,841	$ 5,595	$ —	$ 339	$ —	$ —	$ 46,775
2005	18,431	630	—	4,725	—	—	23,786
2006	31,739	670	—	3,706	—	—	36,115
2007	7,169	345	—	—	—	70,669	78,183
2008	5,634	5,145	—	—	—	—	10,779
2009	23,717	245	—	—	—	—	23,962
2010	26,477	265	138,875	—	—	—	165,617
2011	694	280	50,000	—	—	134,513	185,487
2012	751	300	100,000	—	—	52,956	154,007
2013	812	3,390	17,000	37,415	—	183,000	241,617
2014	879	340	—	—	—	—	1,219
2015	950	12,815	—	—	—	—	13,765
2016	1,028	—	—	—	—	—	1,028
2017	1,112	—	—	—	—	—	1,112
2018	1,203	—	—	—	—	—	1,203
Thereafter	13,083	12,520	—	—	7,770	—	33,373
	$174,520	$42,540	$305,875	$46,185	$7,770	$441,138	$1,018,028

For the year ended December 31, 2002, United Dominion recognized $18.4 million ($0.17 per diluted share) of expenses as a result of prepayment penalties incurred from the refinancing of certain secured loans, using proceeds from the Fannie Mae and Freddie Mac credit facilities and the early payoff of loans on the sale of properties. These prepayment penalties were funded by proceeds of the new credit facilities, proceeds from the related asset sales, and from the release of cash escrows retained by former lenders of $14.0 million for the year ended December 31, 2002.

6. UNSECURED DEBT

A summary of unsecured debt as of December 31, 2003 and 2002 is as follows (dollars in thousands):

	2003	2002
Commercial Banks		
Borrowings outstanding under an unsecured credit facility due March 2006[a]	$ 137,900	$ —
Borrowings outstanding under an unsecured credit facility due August 2003[a]	—	175,800
Borrowings outstanding under an unsecured term loan due May 2004–2005[a]	—	100,000
Senior Unsecured Notes—Other		
7.65% Medium-Term Notes due January 2003	—	10,000
7.22% Medium-Term Notes due February 2003	—	11,815
8.63% Notes due March 2003	—	78,005
7.98% Notes due March 2002–2003	—	7,428
5.05% City of Portland, OR Bonds due October 2003	—	7,345
7.67% Medium-Term Notes due January 2004	46,585	46,585
7.73% Medium-Term Notes due April 2005	21,100	21,100
7.02% Medium-Term Notes due November 2005	49,760	49,760
7.95% Medium-Term Notes due July 2006	85,374	85,374
7.07% Medium-Term Notes due November 2006	25,000	25,000
7.25% Notes due January 2007	92,255	92,265
4.50% Medium-Term Notes due March 2008[b]	200,000	—
ABAG Tax-Exempt Bonds due August 2008	46,700	46,700
8.50% Monthly Income Notes due November 2008	29,081	29,081
4.25% Medium-Term Notes due January 2009[c]	50,000	—
6.50% Notes due June 2009	200,000	200,000
5.13% Medium-Term Notes due January 2014[d]	75,000	—
8.50% Debentures due September 2024[e]	54,118	54,118
Other[f]	1,136	1,524
	976,109	766,100
Total Unsecured Debt	$1,114,009	$1,041,900

(a) During the first quarter of 2003, United Dominion closed on a new three-year $500 million unsecured revolving credit facility. The credit facility replaced United Dominion's $375 million unsecured revolving credit facility and $100 million unsecured term loan. If United Dominion receives commitments from additional lenders or if the initial lenders increase their commitments, United Dominion will be able to increase the credit facility to $650 million. At United Dominion's option, the credit facility can be extended for one year to March 2007.

The following is a summary of short-term bank borrowings under United Dominion's bank credit facility at December 31, (dollars in thousands):

	2003	2002	2001
Total revolving credit facilities at December 31	$500,000	$475,000	$475,000
Borrowings outstanding at December 31	137,900	275,800	330,200
Weighted average daily borrowings during the year	171,179	256,493	348,367
Maximum daily borrowings during the year	272,800	411,600	447,200
Weighted average interest rate during the year	2.1%	3.0%	5.2%
Weighted average interest rate at December 31	1.6%	2.5%	3.1%
Weighted average interest rate at December 31 after giving effect to swap agreements	4.2%	6.8%	6.5%

At December 31, 2003, United Dominion had three interest rate swap agreements associated with commercial bank borrowings under the revolver with an aggregate notional value of $51.5 million under which United Dominion pays a fixed rate of interest and receives a variable rate of interest on the notional amounts. The interest rate swaps, which mature from May 2004 through July 2004, effectively change United Dominion's interest rate exposure on the $51.5 million of borrowings from a variable rate to a weighted average fixed rate of approximately 8.5%. As of December 31, 2003, 2002, and 2001, the weighted average interest rate of commercial borrowings, after giving effect to swap agreements, was 4.2%, 6.8%, and 6.5%, respectively.

(b) In February 2003, United Dominion issued $150 million of 4.50% senior unsecured medium-term notes due in March 2008. The net proceeds of $149.3 million from the sale were used to repay amounts outstanding on United Dominion's $375 million unsecured revolving credit facility. In August 2003, United Dominion issued an additional $50 million of 4.50% senior unsecured medium-term notes due in March 2008. The net proceeds were used to repay amounts outstanding on United Dominion's $500 million unsecured credit facility.

(c) In November 2003, United Dominion issued $50 million of 4.25% senior unsecured medium-term notes due in January 2009. The net proceeds of $49.8 million from the sale were used to fund acquisitions of apartment communities.

(d) In October 2003, United Dominion issued $75 million of 5.13% senior unsecured medium-term notes due in January 2014. The net proceeds of $74.5 million from the sale were used to repay amounts outstanding on United Dominion's $500 million unsecured revolving credit facility.

(e) Includes an investor put feature that grants a one-time option to redeem the debentures in September 2004.

(f) Includes $1.1 million and $1.5 million at December 31, 2003 and 2002, respectively, of deferred gains from the termination of interest rate risk management agreements.

For the year ended December 31, 2002, United Dominion recognized $18.6 million ($0.17 per diluted share) of expense as a result of premiums paid for the redemption of certain higher coupon notes and debentures and the write-off of deferred financing costs.

7. STOCKHOLDERS' EQUITY

Preferred Stock

The Series B Cumulative Redeemable Preferred Stock has no stated par value and a liquidation preference of $25 per share. The Series B has no voting rights except as required by law. The Series B has no stated maturity and is not subject to any sinking fund or mandatory redemption and is not convertible into any of our other securities. The Series B is not redeemable prior to May 29, 2007. On or after this date, the Series B may be redeemed for cash at our option, in whole or in part, at a redemption price of $25 per share plus accrued and unpaid dividends. The redemption price is payable solely out of the sale proceeds of our other capital stock. All dividends due and payable on the Series B have been accrued or paid as of the end of each fiscal year.

Distributions declared on the Series B in 2003 were $2.15 per share or $.5375 per quarter. The Series B is listed on the NYSE under the symbol "UDRpfb."

The Series D Cumulative Convertible Redeemable Preferred Stock has no stated par value and a liquidation preference of $25 per share. The Series D has no voting rights except as required by law. In addition, if Series D dividends are in arrears for any dividend period, the holders of the Series D have rights to notices and voting entitlements of holders of common stock until all accumulated dividends for all past dividend periods and the then current dividend period have been paid or set aside for payment. The Series D has no stated maturity, is not subject to any sinking fund or mandatory redemption, and is convertible into 1.5385 shares of common stock, subject to certain adjustments, at the option of the holder of the Series D at any time. We may, at our option, redeem at any time all or part of the Series D at a price per share of $25, payable in cash, plus all accrued and unpaid dividends, provided that the current market price of our common stock at least equals the conversion price, initially set at $16.25 per share. The redemption is payable solely out of the sale proceeds of other capital stock; provided, however, that we may not redeem, in any consecutive twelve-month period, a number of shares of Series D having an aggregate liquidation preference of more than $100 million, subject to certain exceptions.

In 2003, we exercised our right to redeem 6.0 million shares of our Series D. Upon receipt of our redemption notice, the shares to be redeemed were converted by the holder into 9,230,923 shares of common stock at a price of $16.25 per share. As a result, United Dominion recognized $19.3 million in premium on preferred shares repurchased throughout 2003. The premium amount recognized to convert these shares represents the cumulative accretion to date between the conversion value of the preferred stock and the value at which it was recorded at the time of issuance.

The Series E Cumulative Convertible Preferred Stock has no stated par value and a liquidation preference of $16.61 per share. Subject to certain adjustments and conditions, each share of the Series E is convertible at any time and from time to time at the holder's option into one share of our common stock. The holders of the Series E are entitled to vote on an as-converted basis as a single class in combination with the holders of common stock at any meeting of our stockholders for the election of directors or for any other purpose on which the holders of common stock are entitled to vote. The Series E has no stated maturity and is not subject to any sinking fund or any mandatory redemption.

Distributions declared on the Series E in 2003 were $0.84 per share, $0.18 per share in the second quarter and $0.33 per share in each of the third and fourth quarters. The Series E is not listed on any exchange.

On June 15, 2001, United Dominion completed the redemption of all of its outstanding 9.25% Series A Cumulative Redeemable Preferred Stock at $25 per share plus accrued dividends.

Officers' Stock Purchase and Loan Plan

As of December 31, 2003, United Dominion has $0.5 million of notes receivable from certain officers and directors of United Dominion at an interest rate of 7.0%. The notes mature in June 2004. The purpose of the loans was for the borrowers to purchase shares of United Dominion's common stock pursuant to United Dominion's 1991 Stock Purchase and Loan Plan. The loans are evidenced by promissory notes between the borrowers and United Dominion and are secured by a pledge of the shares of common stock (33,000 shares with a market value of $0.6 million at December 31, 2003). The notes require that dividends received on the shares be applied towards payment of the notes.

In addition, United Dominion entered into a Servicing and Purchase Agreement (the "Servicing Agreement") with SunTrust Bank (the "Bank") whereby United Dominion has agreed to act as servicing agent for and to purchase certain loans made by the Bank to officers and directors of United Dominion (the "Borrowers") to finance the purchase of shares of United Dominion's common stock. The loans are evidenced by promissory notes ("Notes") between each Borrower and the Bank. The Servicing Agreement provides that the Bank can require United Dominion to purchase the Notes upon an event of default by the Borrower or United Dominion under the Servicing Agreement and at certain other times during the term of the Servicing Agreement. The aggregate outstanding principal balance of the Notes as of December 31, 2003 was $6.3 million (original principal balance was $8.0 million), and all of the Notes mature during 2004. Because certain of the Borrowers elected floating rate loans and others elected fixed rate loans, the interest rates on these loans as of December 31, 2003 range from 2.08% to 7.68%. Each Borrower entered into a Participation Agreement with United Dominion that requires that all cash dividends received on the shares (664,898 shares at December 31, 2003 with a closing market value of $12.8 million) be applied towards payment of the Notes. Based upon the fact that 100% of all cash dividend payments are paid to amortize the Notes and that the Notes are recourse to the Borrowers, United Dominion believes that its exposure to liability under the Servicing Agreement is remote.

Dividend Reinvestment and Stock Purchase Plan

United Dominion's Dividend Reinvestment and Stock Purchase Plan (the "Stock Purchase Plan") allows common and preferred stockholders the opportunity to purchase, through the reinvestment of cash dividends, additional shares of United Dominion's common stock. As of December 31, 2003, 9,681,250 shares of common stock had been issued under the Stock Purchase Plan. Shares in the amount of 4,318,750 were reserved for further issuance under the Stock Purchase Plan as of December 31, 2003. During 2003, 91,190 shares were issued under the Stock Purchase Plan for a total consideration of approximately $1.6 million.

Restricted Stock Awards

United Dominion's 1999 Long-Term Incentive Plan ("LTIP") authorizes the grant of restricted stock awards to employees, officers, consultants, and directors of United Dominion. Deferred compensation expense is recorded over the vesting period and is based upon the value of the common stock on the date of issuance. As of December 31, 2003, 540,659 shares of restricted stock have been issued under the LTIP.

Shareholder Rights Plan

United Dominion's 1998 Shareholder Rights Plan is intended to protect long-term interests of stockholders in the event of an unsolicited, coercive or unfair attempt to take over United Dominion. The plan authorized a dividend of one Preferred Share Purchase Right (the "Rights") on each share of common stock outstanding. Each Right, which is not currently exercisable, will entitle the holder to purchase 1/1000 of a share of a new series of United Dominion's preferred stock, to be designated as Series C Junior Participating Cumulative Preferred Stock, at a price to be determined upon the occurrence of the event, and for which the holder must be paid $45 should the takeover occur. Under the Plan, the rights will be exercisable if a person or group acquires more than 15% of United Dominion's common stock or announces a tender offer that would result in the ownership of 15% of United Dominion's common stock.

8. FINANCIAL INSTRUMENTS

The following estimated fair values of financial instruments were determined by United Dominion using available market information and appropriate valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts United Dominion would realize on the disposition of the financial instruments. The use of different market assumptions or estimation methodologies may have a material effect on the estimated fair value amounts. The carrying amounts and estimated fair value of United Dominion's financial instruments as of December 31, 2003 and 2002, are summarized as follows (dollars in thousands):

	2003		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Secured debt	$1,018,028	$1,063,415	$1,015,740	$1,051,182
Unsecured debt	1,114,009	1,162,910	1,041,900	1,106,362
Interest rate swap agreements	(1,633)	(1,633)	(9,636)	(9,636)

The following methods and assumptions were used by United Dominion in estimating the fair values set forth above.

Cash and Cash Equivalents

The carrying amount of cash and cash equivalents approximates fair value.

Notes Receivable

In August 2003, United Dominion received a promissory note in the principal amount of $8 million that is due September 2006. The note is secured by a second lien on a property that United Dominion manages and has an option to purchase. The note bears interest of 10.0% that is payable in monthly installments. In June 2003, United Dominion received a promissory note in the principal amount of $5 million that is due October 2011. The note was received in connection with one of our acquisitions and bears interest of 9.0% that is payable in annual installments.

Secured and Unsecured Debt

Estimated fair value is based on mortgage rates, tax-exempt bond rates, and corporate unsecured debt rates believed to be available to United Dominion for the issuance of debt with similar terms and remaining lives. The carrying amount of United Dominion's variable rate secured debt approximates fair value as of December 31, 2003 and 2002. The carrying amounts of United Dominion's borrowings under variable rate unsecured debt arrangements, short-term revolving credit agreements, and lines of credit approximate their fair values as of December 31, 2003 and 2002.

Derivative Financial Instruments
The following table presents the fair values of United Dominion's derivative financial instruments outstanding, based on external market quotations, as of December 31, 2003 (dollars in thousands):

Notional Amount	Fixed Rate	Type of Contract	Effective Date	Contract Maturity	Fair Value
Secured Debt—FNMA:					
$10,000	6.92%	Swap	12/01/99	04/01/04	$ (179)
7,000	6.48%	Swap	06/30/99	06/30/04	(228)
17,000	6.74%				(407)
Unsecured Debt—Bank Credit Facility:					
23,500	8.52%	Swap	11/15/00	05/15/04	(543)
23,000	8.52%	Swap	11/15/00	05/15/04	(531)
5,000	8.65%	Swap	06/26/95	07/01/04	(152)
51,500	8.53%				(1,226)
$68,500	8.09%				$(1,633)

For the year ended December 31, 2003, United Dominion recognized $8.1 million of unrealized gains in comprehensive income and a $0.3 million realized gain in net income related to the ineffective portion of United Dominion's hedging instruments. For the year ended December 31, 2002, United Dominion recognized $4.9 million of unrealized gains in comprehensive income and a $0.05 million realized gain in net income related to the ineffective portion of United Dominion's hedging instruments. For the year ended December 31, 2001, United Dominion recognized $11.0 million of unrealized losses in accumulated other comprehensive income, a $0.06 million realized loss in net income related to the ineffective portion of United Dominion's hedging instruments, and a $3.8 million loss as a cumulative effect of a change in accounting principle.

In addition, United Dominion has recognized $1.6 million and $9.6 million, respectively, of derivative financial instrument liabilities on the Consolidated Balance Sheets within the line item "Accounts payable, accrued expenses, and other liabilities" for the years ended December 31, 2003 and 2002.

As of December 31, 2003, United Dominion expects to reclassify $1.9 million of net losses on derivative instruments from accumulated other comprehensive loss to earnings (interest expense which, combined with the interest paid on the underlying debt, results in interest expense at the fixed rates shown above) during the next twelve months on the related hedged transactions.

Risk of Counterparty Non-Performance
United Dominion has not obtained collateral or other security to support financial instruments. In the event of non-performance by the counterparty, United Dominion's credit loss on its derivative instruments is limited to the value of the derivative instruments that are favorable to United Dominion at December 31, 2003, of which we have none. However, such non-performance is not anticipated as the counterparties are highly rated credit quality U.S. financial institutions and we believe that the likelihood of realizing material losses from counterparty non-performance is remote.

9. EMPLOYEE BENEFIT PLANS
Profit Sharing Plan
The United Dominion Realty Trust, Inc. Profit Sharing Plan (the "Plan") is a defined contribution plan covering all eligible full-time employees. Under the Plan, United Dominion makes discretionary profit sharing and matching contributions to the Plan as determined by the Compensation Committee of the Board of Directors. Aggregate provisions for contributions, both matching and discretionary, which are included in United Dominion's Consolidated Statements of Operations for the three years ended December 31, 2003, 2002, and 2001 were $0.3 million, $0.4 million, and $0.7 million, respectively.

Stock Option Plan
In May 2001, the stockholders of United Dominion approved the 1999 Long-Term Incentive Plan (the "LTIP"), which supersedes the 1985 Stock Option Plan. With the approval of the LTIP, no additional grants will be made under the 1985 Stock Option Plan. The LTIP authorizes the granting of awards which may take the form of options to purchase shares of common stock, stock appreciation rights, restricted stock, dividend equivalents, other stock-based awards, and any other right or interest relating to common stock or cash. The Board of Directors reserved 4 million shares for issuance upon the grant or exercise of awards under the LTIP. The LTIP generally provides, among other things, that options are granted at exercise prices not lower than the market value of the shares on the date of grant and that options granted must be exercised within

ten years. The maximum number of shares of stock that may be issued subject to incentive stock options is 4 million shares. Shares under options that expire or are cancelable are available for subsequent grant.

Pro forma information regarding net income and earnings per share is required by FASB Statement No. 123 *"Accounting for Stock-Based Compensation"* (FAS 123), and has been determined as if United Dominion had accounted for its employee stock options under the fair value method of accounting as defined in FAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions for 2003, 2002, and 2001:

	2003	2002	2001
Risk free interest rate	—	4.1%	3.2%
Dividend yield	—	7.7%	9.1%
Volatility factor	—	0.177	0.171
Weighted average expected life (years)	—	4	3

There were no options granted during 2003. The weighted average fair value of options granted during 2002 and 2001 was $0.84 and $0.46 per option, respectively.

For purposes of the pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. United Dominion's pro forma information is as follows (dollars in thousands, except per share amounts):

	2003	2002	2001
Reported net income available to common stockholders	$24,807	$25,805	$27,142
Stock-based employee compensation cost included in net income	2,213	1,712	879
Stock-based employee compensation cost that would have been included in net income under the fair value method	(2,505)	(2,092)	(1,328)
Adjusted net income available to common stockholders	$24,515	$25,425	$26,693
Earnings per common share—basic			
As reported	$ 0.22	$ 0.24	$ 0.27
Pro forma	0.21	0.24	0.27
Earnings per common share—diluted			
As reported	$ 0.21	$ 0.24	$ 0.27
Pro forma	0.21	0.24	0.27

A summary of United Dominion's stock option activity during the three years ended December 31, 2003 is provided in the following table:

	Number Outstanding	Weighted Average Exercise Price	Range of Exercise Prices
Balance, December 31, 2000	4,492,945	$11.71	$ 9.19–$15.38
Granted	1,289,484	11.96	10.81– 14.20
Exercised	(356,408)	11.02	9.19– 14.25
Forfeited	(813,649)	11.52	9.63– 15.38
Balance, December 31, 2001	4,612,372	$11.90	$ 9.63–$15.38
Granted	143,548	14.26	14.15– 14.88
Exercised	(1,000,592)	11.68	9.63– 15.38
Forfeited	(87,999)	11.04	9.63– 15.25
Balance, December 31, 2002	3,667,329	$12.01	$ 9.63–$15.38
Granted	—	—	—
Exercised	(1,106,142)	12.41	9.63– 15.38
Forfeited	(25,000)	9.65	9.63– 9.88
Balance, **December 31, 2003**	2,536,187	$11.88	$ 9.63–$15.38
Exercisable at December 31,			
2001	1,968,265	$12.38	$ 9.63–$15.38
2002	2,793,811	11.97	9.63– 15.38
2003	2,207,685	11.77	9.63– 15.38

The weighted average remaining contractual life on all options outstanding is 5.5 years. 628,150 of share options had exercise prices between $13.13 and $15.38, 909,296 of share options had exercise prices between $11.15 and $12.23, and 998,741 of share options had exercise prices between $9.63 and $10.88.

As of December 31, 2003 and 2002, stock-based awards for 3,028,920 and 3,149,350 shares of common stock, respectively, were available for future grants under the 1999 LTIP's existing authorization.

10. RESTRUCTURING CHARGES

In 2001, we undertook a comprehensive review of the organizational structure of United Dominion and its operations subsequent to the appointment of a new senior management team and CEO. As a result, we recorded $4.5 million of expense related to the termination of approximately 10% of United Dominion's workforce in operations and at the corporate headquarters. In addition, United Dominion recognized expense in the aggregate of $0.9 million related to relocation costs associated with the new executive offices in Colorado and other miscellaneous costs. These charges are included in the Consolidated Statements of Operations within the line item "Severance costs and other organizational charges."

In addition, in 2001, we performed an analysis of the carrying value of all undeveloped land parcels in connection with United Dominion's plans to accelerate the disposition of these sites. As a result, an aggregate $2.8 million impairment loss was recognized on seven undeveloped sites in selected markets. An impairment loss was indicated as a result of the net book value of the assets being greater than the estimated fair market value less the cost of disposal. United Dominion also recognized a $0.4 million charge for the write down of its investment in an online apartment leasing company.

11. COMMITMENTS AND CONTINGENCIES

Commitments

Real Estate Under Development

United Dominion is committed to completing its real estate currently under development, which has an estimated cost to complete of $76.1 million as of December 31, 2003.

Land and Other Leases

United Dominion is party to several ground leases relating to operating communities. In addition, United Dominion is party to various other operating leases related to the operation of its regional offices. Future minimum lease payments for non-cancelable land and other leases as of December 31, 2003 are as follows (dollars in thousands):

	Ground Leases	Operating Leases
2004	$ 1,060	$495
2005	1,060	311
2006	1,060	102
2007	1,060	59
2008	1,060	4
Thereafter	23,367	—
Total	$28,667	$971

United Dominion incurred $1.9 million, $2.0 million, and $2.3 million of rent expense for the years ended December 31, 2003, 2002, and 2001, respectively.

Contingencies

Series A Out-Performance Program

In May 2001, the stockholders of United Dominion approved the Series A Out-Performance Program (the "Series A Program") pursuant to which executives and other key officers of United Dominion (the "Participants") were given the opportunity to invest indirectly in United Dominion by purchasing interests in a limited liability company (the "Series A LLC"), the only asset of which is a special class of partnership units of United Dominion Realty, L.P. ("Series A Out-Performance Partnership Shares" or "Series A OPPSs"), for an initial investment of $1.27 million (the full market value of the Series A OPPSs, at inception, as determined by an independent investment banking firm). The Series A Program measured United Dominion's performance over a 28-month period beginning February 2001 and ending on May 31, 2003.

The Series A Program was designed to provide Participants with the possibility of substantial returns on their investment if United Dominion's total return on its common stock, measured by the cumulative amount of dividends paid plus share price appreciation during the measurement period, exceeded the greater of (a) the cumulative total return of the Morgan Stanley REIT Index over the same period; and (b) is at least the equivalent of a 30% total return, or 12% annualized.

At the conclusion of the measurement period on May 31, 2003, United Dominion's total return satisfied these criteria. As a result, the Series A LLC as holder of the Series A OPPSs will receive distributions and allocations of income and loss from the Operating Partnership equal to the distributions and allocations that would be received on 1,853,204 interests in the Operating Partnership ("OP Units"), which distributions and allocations will be distributed to the participants on a pro rata basis based on ownership of the Series A LLC.

Series B Out-Performance Program

In May 2003, the stockholders of United Dominion approved the Series B Out-Performance Program (the "Series B Program") pursuant to which certain executive officers of United Dominion (the "Participants") were given the opportunity to invest indirectly in United Dominion by purchasing interests in a limited liability company (the "Series B LLC"), the only asset of which is a special class of partnership units of United Dominion Realty, L.P. ("Series B Out-Performance Partnership Shares" or "Series B OPPSs"). The purchase price for the Series B OPPSs was determined by United Dominion's board of directors to be $1 million, assuming 100% participation, and was based upon the advice of an independent valuation expert. The Series B Program will measure the cumulative total return on our common stock over the 24-month period from June 1, 2003 to May 31, 2005.

The Series B Program is designed to provide Participants with the possibility of substantial returns on their investment if the total cumulative return on United Dominion's common stock, as measured by the cumulative amount of dividends paid plus share price appreciation during the measurement period (a) exceeds the cumulative total return of the Morgan Stanley REIT Index peer group index over the same period; and (b) is at least the equivalent of a 22% total return, or 11% annualized.

At the conclusion of the measurement period, if United Dominion's total cumulative return satisfies these criteria, the Series B LLC as holder of the Series B OPPSs will receive (for the indirect benefit of the Participants as holders of interests in the Series B LLC) distributions and allocations of income and loss from the Operating Partnership equal to the distributions and allocations that would be received on the number of OP Units obtained by:

i. determining the amount by which the cumulative total return of United Dominion's common stock over the measurement period exceeds the greater of the cumulative total return of the Morgan Stanley REIT Index, which is the peer group index, or the minimum return (such excess being the "excess return");

ii. multiplying 5% of the excess return by United Dominion's market capitalization (defined as the average number of shares outstanding over the 24-month period, including common stock, OP Units, outstanding options, and convertible securities) multiplied by the daily closing price of United Dominion's common stock, up to a maximum of 2% of market capitalization; and

iii. dividing the number obtained in (ii) by the market value of one share of United Dominion's common stock on the valuation date, determined by the weighted average price per day of common stock for the 20 trading days immediately preceding the valuation date.

If, on the valuation date, the cumulative total return of United Dominion's common stock does not meet the minimum return, then the participants will forfeit their entire initial investment.

12. INDUSTRY SEGMENTS

United Dominion owns and operates multifamily apartment communities throughout the United States that generate rental and other property related income through the leasing of apartment units to a diverse base of tenants. United Dominion separately evaluates the performance of each of its apartment communities. However, because each of the apartment communities has similar economic characteristics, facilities, services, and tenants, the apartment communities have been aggregated into a single apartment communities segment. All segment disclosure is included in or can be derived from United Dominion's consolidated financial statements.

There are no tenants that contributed 10% or more of United Dominion's total revenues during 2003, 2002, or 2001.

13. UNAUDITED SUMMARIZED CONSOLIDATED QUARTERLY FINANCIAL DATA

Summarized consolidated quarterly financial data for the year ended December 31, 2003, with restated amounts that reflect changes in discontinued operations occurring subsequent to quarter-end, but before year-end, is as follows (dollars in thousands, except per share amounts):

	Three Months Ended						
	Previously Reported March 31	Restated March 31	Previously Reported June 30[a]	Restated June 30[a]	Previously Reported September 30[b]	Restated September 30[b]	December 31[c]
Rental income[d]	$151,418	$148,307	$149,118	$149,384	$152,157	$151,860	$153,816
Income before minority interests and discontinued operations	12,727	11,723	14,709	14,826	12,863	12,751	13,285
Gain/(loss) on sale of land and depreciable property	1,045	1,045	(112)	(112)	7,215	7,215	7,793
Income from discontinued operations, net of minority interests	1,456	2,391	1,077	965	7,911	7,982	7,463
Net income available to common stockholders	6,494	6,494	2,702	2,702	1,242	1,242	14,369
Earnings per common share:							
Basic	$ 0.06	$ 0.06	$ 0.02	$ 0.02	$ 0.01	$ 0.01	$ 0.13
Diluted	0.06	0.06	0.02	0.02	0.01	0.01	0.12

(a) The second quarter of 2003 includes $6.3 million of expense due to a premium paid for the conversion of shares of Series D preferred stock into common stock.

(b) The third quarter of 2003 includes $12.1 million of expense due to a premium paid for the conversion of shares of Series D preferred stock into common stock.

(c) The fourth quarter of 2003 includes $0.9 million of expense due to a premium paid for the conversion of shares of Series D preferred stock into common stock.

(d) Represents rental income from continuing operations.

Summarized consolidated quarterly financial data for the year ended December 31, 2002, with restated amounts that reflect changes in discontinued operations occurring subsequent to quarter-end, but before year-end, is as follows (dollars in thousands, except per share amounts):

	Three Months Ended							
	Previously Reported March 31[a]	Restated March 31[a]	Previously Reported June 30	Restated June 30	Previously Reported September 30[b]	Restated September 30[b]	Previously Reported December 31[c]	Restated December 31[c]
Rental income[d]	$142,913	$142,635	$144,873	$144,589	$146,855	$146,570	$149,323	$149,029
Income/(loss) before minority interests and discontinued operations	(4,863)	(4,983)	13,563	13,418	(1,245)	(1,391)	6,095	5,951
Gain on sale of land and depreciable property	919	919	11,826	11,826	19,128	19,128	825	825
Income from discontinued operations, net of minority interests	2,885	2,998	14,494	14,629	21,519	21,658	1,258	1,393
Net income/(loss) available to common stockholders	(8,538)	(8,538)	20,513	20,513	13,602	13,602	227	227
Earnings/(loss) per common share:								
Basic	$ (0.08)	$ (0.08)	$ 0.19	$ 0.19	$ 0.13	$ 0.13	$ 0.00	$ 0.00
Diluted	(0.08)	(0.08)	0.19	0.19	0.13	0.13	0.00	0.00

(a) The first quarter of 2002 includes $15.8 million of expense associated with the refinancing of certain mortgages using proceeds from the new Fannie Mae and Freddie Mac credit facilities.
(b) The third quarter of 2002 includes $12.6 million of expense due to premiums paid for the redemption of certain higher coupon bonds.
(c) The fourth quarter of 2002 includes $5.2 million of expense due to premiums paid for the redemption of certain higher coupon bonds.
(d) Represents rental income from continuing operations.

14. SUBSEQUENT EVENTS

On January 15, 2004, United Dominion completed the sale of $75 million of 5.13% senior unsecured notes due January 2014 under its $1 billion shelf registration statement. These notes represent a re-opening of the 5.13% senior notes due January 2014 issued by United Dominion in October 2003, and these notes will constitute a single series of notes, bringing the aggregate principal amount outstanding of the 5.13% senior notes to $150 million. The net proceeds of approximately $73.9 million from this issuance were used to repay secured and unsecured debt obligations maturing in the first quarter of 2004.

General Information

United Dominion Realty Trust, Inc.

CORPORATE HEADQUARTERS
400 East Cary Street
Richmond, Virginia 23219-3816
(804) 780-2691
(804) 343-1912 FAX

EXECUTIVE OFFICE
1745 Shea Center Drive, Suite 200
Highlands Ranch, Colorado 80129
(720) 283-6120
(720) 283-2452 FAX

INVESTOR SERVICES
E-Mail: ir@udrt.com
Website: www.udrt.com

INDEPENDENT AUDITORS
Ernst & Young LLP
901 East Cary Street
Richmond, Virginia 23219

LEGAL COUNSEL
Warren L. Troupe, Esq.
Morrison & Foerster LLP
5200 Republic Plaza
370 Seventeenth Street
Denver, Colorado 80202-5638

TRANSFER AGENT
Wells Fargo Shareowner Services
161 North Concord Exchange
South St. Paul, Minnesota 55075
Investor Information: (800) 468-9716

COMMON STOCKHOLDERS
As of January 31, 2004, United Dominion had 7,266 common stockholders of record.

ASSOCIATES
As of January 31, 2004, United Dominion had 2,000 full and part-time associates.

ANNUAL MEETING
The Annual Meeting of Stockholders is scheduled for Tuesday, May 4, 2004, at 4:00 p.m., at the Jefferson Hotel in Richmond, Virginia. All stockholders are cordially invited to attend.

MEMBER
National Association of Real Estate Investment Trusts (NAREIT)
National Apartment Association
National Multi-Housing Council
The Real Estate Roundtable

INVESTOR SERVICES
For copies of United Dominion's Annual Report on Form 10-K, as reported to the Securities and Exchange Commission (provided without charge), or other investor assistance, please call, write or e-mail Investor Services at the executive office, or refer to the website.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN
United Dominion offers its common and preferred stockholders the opportunity to purchase additional shares of common stock through the Dividend Reinvestment and Stock Purchase Plan. Information regarding the Plan can be obtained by contacting Investor Services.

COMMON STOCK PRICE
The table below sets forth the range of the high and low sales prices per share for each quarter of the last two years. Dividend information reflects distributions declared for each calendar quarter and paid approximately one month after the end of the quarter.

2003	High	Low	Common Distributions Declared
1st Quarter	$16.76	$15.13	$.2850
2nd Quarter	17.72	15.98	.2850
3rd Quarter	18.96	17.07	.2850
4th Quarter	19.53	17.39	.2850

2002	High	Low	Common Distributions Declared
1st Quarter	$16.01	$13.94	$.2775
2nd Quarter	16.81	15.23	.2775
3rd Quarter	16.65	13.18	.2775
4th Quarter	16.42	13.66	.2775

STOCK LISTING
New York Stock Exchange (NYSE)
Symbols: UDR (Common)
UDRpfb (Preferred)

BOARD OF DIRECTORS


Eric J. Foss[3]
President, PBG North America
The Pepsi Bottling Group, Inc.
New York


Robert P. Freeman[2]
President & Managing Member
Landfall Capital LLC
New York


Jon A. Grove[3]
Private Investor, Tucson
Former President and Chief
Executive Officer
ASR Investment Corp.


James D. Klingbeil[1,3]
Vice Chairman of the Board
Chairman & Chief Executive
Officer, Klingbeil Multifamily
Funds IV and V, San Francisco


Robert C. Larson[1]
Chairman of the Board
Managing Director
Lazard Frères & Co. LLC
New York


John P. McCann
Chairman Emeritus
Private Investor, Richmond
Former Chief Executive Officer
United Dominion Realty Trust, Inc.


Thomas R. Oliver[4]
Private Investor, Boca Grande
Former Chairman and
Chief Executive Officer
Six Continents Hotels, Inc.


Lynne B. Sagalyn[2]
Professor of Real Estate
Development and Planning
University of Pennsylvania,
Philadelphia


Mark J. Sandler[4]
Private Investor, New York
Former Senior Managing Director
Bear, Stearns & Co., Inc.


Robert W. Scharar[2]
President
FCA Corp., Houston


Thomas W. Toomey[1]
Chief Executive Officer
and President

1—Executive Committee
2—Audit Committee
3—Compensation Committee
4—Corporate Governance/
Nominating Committee

SENIOR OFFICERS

EXECUTIVE OFFICERS

Thomas W. Toomey
Chief Executive Officer
and President

W. Mark Wallis
Senior Executive Vice President
Legal, Acquisitions,
Dispositions and Development

Christopher D. Genry
Executive Vice President and
Chief Financial Officer

Ella S. Neyland
Executive Vice President and
Treasurer
Investor Relations

Richard A. Giannotti
Executive Vice President
Asset Quality

Martha R. Carlin
Senior Vice President
Director of Property Operations

SENIOR VICE PRESIDENTS

Lester C. Boeckel
Acquisitions & Dispositions

Thomas J. Corcoran
Human Resources

Patrick S. Gregory
Chief Information Officer

Michael J. Kelly
Acquisitions

Rodney A. Neuheardt
Finance

Scott A. Shanaberger
Chief Accounting Officer

Thomas A. Spangler
Business Development
Chief Risk Officer

Mark E. Wood
Development

VICE PRESIDENTS AND AREA DIRECTORS/MANAGERS

Ann W. Beal
West

Kathryn O. Clem
South Texas

Louis N. Kovalsky
Mid-Atlantic

Thomas E. Lamberth
Southeast

Erin Ditto O'Brien
North Carolina

Carlos J. Ortiz
Pacific Northwest

Cheryl F. Pucci
Southwest

Dennis E. Sandidge
Florida

Kristin L. Stanton
Midwest

VICE PRESIDENTS

Matthew T. Akin
Acquisitions & Dispositions

R. Bruce Blanton
Information Systems

Gregory M. Duggan
Director of Construction
Eastern Region

Nellcine Ford
Director of Employee Relations,
Compensation & Benefits

Terry D. Fulbright
Senior Business Analyst

David A. Hess
Director of Talent Acquisition

David F. Houghton
Director of Purchasing

David L. Messenger
Controller

Susan K. Northcutt
Director of Talent Development

Mary Ellen Norwood
Legal Administration
Corporate Secretary

Daniel C. O'Donovan
Director of Construction
Western Region

Michael B. Rogers
Property Tax Administration

R.L. Ross III
Acquisitions & Development

Milton A. Scott, Jr.
Asset Quality

Steven H. Taraborelli
Director of Sales & Marketing

Designed by Curran & Connors, Inc. / www.curran-connors.com

UNITED DOMINION
Realty Trust

CORPORATE HEADQUARTERS
400 East Cary Street
Richmond, Virginia 23219
Tel.: (804) 780-2691

EXECUTIVE OFFICE
1745 Shea Center Drive, Suite 200
Highlands Ranch, Colorado 80129
Tel.: (720) 283-6120

www.udrt.com